UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 28 October 2020, London U.K.

GSK delivers resilient performance, strong commercial execution and further strategic progress in Q3
Sales of £8.6 billion -8% AER, -3% CER (Pro-forma -5% CER*)
Total EPS 25.0p, -20% AER, -9% CER; Adjusted EPS 35.6p, -8% AER, +1% CER

Financial and product highlights

●
Reported Group sales £8.6 billion, -8% AER, -3% CER (Pro-forma -5% CER*, -3% CER excluding divestments/brands under review). Pharmaceuticals £4.2 billion, -7% AER, -3% CER; Vaccines £2.0 billion, -12% AER, -9% CER; Consumer Healthcare £2.4 billion, -4% AER, +2% CER (Pro-forma -6% CER*). Strong performance from key growth drivers in respiratory, HIV, oncology and Consumer Healthcare partly offset by expected disruption from COVID-19

●	Sales of new and specialty pharmaceuticals (excluding established products) £2.5 billion, +8% AER, +12% CER
●	Respiratory sales £978 million, +21% AER, +26% CER. Trelegy sales £194 million +40% AER, +45% CER. Nucala sales £251 million, +24% AER, +29% CER
●	HIV sales £1.2 billion, -4% AER, flat at CER; two-drug regimen sales £222 million, +87% AER, +94% CER
●	Oncology sales £99 million, +55% AER, +58% CER
●	Shingrix sales £374 million, -30% AER, -25% CER. US prescriptions rates returned to 2019 levels by quarter-end
●
Total Group operating margin 21.5%. Adjusted Group operating margin 30.8%. SG&A decline reflecting ongoing and active focus on cost management. R&D costs down in quarter; expect 2020 full year R&D costs to rise mid-to-high single digits as we continue to invest in late-stage pipeline

●	Total EPS 25.0p, -20% AER, -9% CER reflecting adverse changes on contingent consideration liabilities offset by asset disposals and improved operating performance
●	Adjusted EPS 35.6p, -8% AER, +1% CER reflecting operating profit growth partly offset by higher effective tax rate and non-controlling interest allocation of Consumer Healthcare profits
●	Q3 net cash flow from operations £0.9 billion. Free cash flow £(0.2) billion
●	19p dividend declared for the quarter

Guidance
●	On track to deliver full year 2020 Adjusted EPS at the lower end of the -1% to -4% range at CER

Pipeline highlights
●
Continued progress in biopharma pipeline with 3 approvals since Q2 results: FDA and EC approval of Blenrep as first anti-BCMA therapy for multiple myeloma; FDA approval of Trelegy for asthma; FDA approval of Nucala as first biologic treatment for Hypereosinophilic Syndrome (HES)

●	Positive European CHMP opinions in HIV for cabotegravir and rilpivirine as long-acting regimen for HIV treatment and for Zejula as first-line monotherapy maintenance treatment in ovarian cancer
●	Phase III trials to start in Q4 and Q1 2021 for RSV vaccines in maternal and older adults following positive Phase I/II data
●	First participant vaccinated in Phase III clinical trial of 5-in-1 meningitis ABCWY vaccine candidate

COVID-19 Solutions update
●	Phase I/II study of Sanofi-GSK adjuvanted recombinant protein-based vaccine candidate initiated. Phase III trial expected to start December 2020
●	Supply agreements reached with US, EU, UK, Canada for Sanofi-GSK vaccine. Statement of Intent signed with COVAX facility to support successful and equitable access to COVID-19 vaccines worldwide
●	Phase III study underway for Vir-GSK antibody (VIR-7831) for high-risk outpatients with COVID-19, with initial results potentially available by the end of 2020

Q3 2020 results
	Q3 2020	Growth		9 months 2020	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	8,646	(8)	(3)	25,360	2	4

Total operating profit	1,858	(13)	(2)	6,722	33	37
Total earnings per share	25.0p	(20)	(9)	102.0p	51	55

Adjusted operating profit	2,665	(4)	4	7,089	-	3
Adjusted earnings per share	35.6p	(8)	1	92.6p	(7)	(4)

Net cash from operating activities	861	(66)		4,586	-
Free cash flow	(180)	>(100)		2,300	(7)

The Total results are presented under ‘Financial performance’ on pages 12 and 27 and Adjusted results reconciliations are presented on pages 23, 24, 38 and 39. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 62. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 11. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 63 and 64.

*
Reported AER and CER growth rates include one and seven months’ results of former Pfizer consumer healthcare business. Pro-forma CER growth rates are calculated as if the equivalent one and seven months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of Q3 2019 and 9 months 2019 respectively. See ‘Pro-forma growth’ on page 11.

Emma Walmsley, Chief Executive Officer, GSK said:
“GSK has responded well to a challenging operating environment this year with disciplined cost control and strong commercial momentum in key growth products including Nucala, Trelegy, Benlysta, 2 drug-HIV regimens, Zejula, Shingrix and our priority Consumer Healthcare brands. This, combined with improving vaccination rates this quarter, means we are on track to deliver within our earnings guidance range for 2020. In addition, we continue to make good progress on our preparations to separate the Group and create two new companies - in Biopharma and Consumer Health - which we believe will deliver options for sustainable growth and returns to shareholders.

“R&D delivery has continued with three product approvals since Q2 results and presentation of new clinical data to support the start of Phase III development for our very promising RSV vaccines. We are also urgently advancing possible COVID-19 Solutions with our partners, including clinical trials for antibody therapy VIR-7831 and three different adjuvanted vaccines. We expect to see data on all of these before the end of the year.”

2020 guidance
At full-year 2019 results on 5 February 2020 we provided guidance with respect to expected full-year 2020 Adjusted EPS, being a decline in the range of -1% to -4% at CER. This guidance reflected our expectations for growth in key new products, and the start of a two-year period in which we would continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation.

Our 2020 guidance was set before the COVID-19 pandemic and did not include any potential impact on our business from the pandemic. It also excluded any impact in 2020 from further material divestments beyond those previously announced.

The COVID-19 pandemic has impacted Group performance, particularly in the Vaccines business, during the first nine months of 2020. During the third quarter we have seen a recovery in vaccination rates, including adult immunisation rates in the United States returning to prior year levels in the last month of the quarter.

This improvement, coupled with strong commercial execution of key growth products and disciplined cost control, mean we are on track to deliver within our earnings guidance range, with 2020 Adjusted EPS now expected to be at the lower end of the -1% to -4% range at CER. Achieving this guidance is supported by the expectation of sustained recovery of adult immunisation rates, particularly in Shingrix.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 63 and 64. If exchange rates were to hold at the closing rates on 30 September 2020 ($1.28/£1, €1.10/£1 and Yen 136/£1) for the rest of 2020, the estimated impact on 2020 Sterling turnover growth would be negative at around 1% and if exchange gains or losses were recognised at the same level as in 2019, the estimated negative impact on 2020 Sterling Adjusted EPS growth would be around 2%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm GMT on 28 October 2020. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q3 2020

Turnover	Q3 2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	4,192	(7)	(3)	(3)
Vaccines	2,032	(12)	(9)	(9)
Consumer Healthcare	2,422	(4)	2	(6)

	8,646	(8)	(3)	(5)

Corporate and other unallocated turnover	-

Group turnover	8,646	(8)	(3)	(5)

Group turnover was £8,646 million in the quarter, down 8% AER, 3% CER and 5% CER on a pro-forma basis. On a pro-forma basis, excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare, Group turnover was down 3% CER.

Pharmaceuticals turnover in the quarter was £4,192 million, down 7% AER, 3% CER. HIV sales were down 4% AER, flat at CER, to £1,216 million, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq. Respiratory sales were up 21% AER, 26% CER, to £978 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 23% AER, 18% CER, to £1,706 million.

Vaccines turnover declined 12% AER, 9% CER to £2,032 million, largely driven by the adverse impact of the COVID-19 pandemic on Shingrix, Established vaccines and Meningitis. This decline was partly offset by strong demand and lower expected returns for Influenza vaccine in the US.

Reported Consumer Healthcare sales declined 4% AER, but grew 2% CER to £2,422 million in the quarter reflecting a full quarter of sales of legacy Pfizer brands compared to two months in the third quarter of 2019. On a pro-forma basis, sales declined 6% CER but grew 3% CER, excluding brands divested/under review. Growth in Oral health and Vitamins, minerals and supplements brands was offset by weaker performance in Respiratory health and Pain relief.

Operating profit
Total operating profit was £1,858 million in Q3 2020 compared with £2,147 million in Q3 2019. The total operating margin was 21.5%. Adjusted operating profit was £2,665 million, 4% lower than Q3 2019 at AER but 4% higher at CER on a turnover decrease of 3% CER. The Adjusted operating margin was 30.8%. On a pro-forma basis, Adjusted operating profit was 2% higher at CER on a turnover decrease of 5% CER, reflecting SG&A -10% CER and R&D costs -7% CER. The Adjusted pro-forma operating margin was 30.8%.

The decrease in Total operating profit reflected higher re-measurement charges on the contingent consideration liabilities and an adverse comparison to an increase in value of shares in Hindustan Unilever Limited in Q3 2019, partly offset by higher asset disposals.

The increase in pro-forma Adjusted operating profit benefited from continued restructuring across the business including a one-off benefit in the quarter from restructuring of post-retirement benefits, a favourable comparison to increased costs for a number of legal settlements in Q3 2019, a benefit in the quarter from recognition of pre-launch inventory on approval of Blenrep, and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns.

Earnings per share
Total EPS was 25.0p, compared with 31.4p in Q3 2019. The reduction in EPS primarily reflected higher re-measurement charges on the contingent consideration liabilities and an adverse comparison to an increase in value of shares in Hindustan Unilever Limited in Q3 2019, partly offset by higher asset disposals and improved operating performance.

Adjusted EPS was 35.6p compared with 38.6p in Q3 2019, down 8% AER, but up 1% CER, on a 4% CER increase in Adjusted operating profit. This reflected a higher effective tax rate and a higher non-controlling interest allocation of Consumer Healthcare profits.

Cash flow
The net cash inflow from operating activities for the quarter was £861 million (Q3 2019: £2,515 million) and free cash outflow was £180 million (Q3 2019: £1,939 million inflow). The reduction primarily reflected increased trade receivables following lower collections from lower sales in Q2 2020, increased inventory primarily in Vaccines, adverse timing of payments for returns and rebates and taxes, adverse exchange rate impacts, higher dividends to non-controlling interests and increased purchases of intangible assets, partly offset by increased operating profits.

Operating performance – nine months 2020

Turnover	9 months 2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	12,690	(2)	(1)	(1)
Vaccines	4,970	(8)	(7)	(7)
Consumer Healthcare	7,673	19	23	-

	25,333	2	4	(2)

Corporate and other unallocated turnover	27

Group turnover	25,360	2	4	(2)

Group turnover was £25,360 million in the nine months, up 2% AER, 4% CER but down 2% CER on a pro-forma basis. On a pro-forma basis, Group turnover was down 2% CER, but flat at CER excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare.

Pharmaceuticals turnover in the nine months was £12,690 million, down 2% AER, 1% CER. HIV sales were flat at AER and up 1% CER, to £3,608 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. Respiratory sales were up 25% AER, 26% CER, to £2,732 million, on growth of Trelegy, Nucala and Relvar/Breo. Sales of Established Pharmaceuticals declined 16% AER, 14% CER to £5,572 million.

Vaccines turnover declined 8% AER, 7% CER to £4,970 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis, DTPa-containing, Shingrix and Meningitis vaccines, together with the Rabipur and Encepur divestment. This decline was partly offset by higher sales of Influenza vaccines in the US.

Reported Consumer Healthcare sales grew 19% AER, 23% CER to £7,673 million in the nine months, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review. On a pro-forma basis, sales were flat at CER, but grew 6% CER excluding brands divested/under review. This reflected the continued momentum of our Vitamins, minerals and supplements brands as well as continued strong performance in Oral health.

Operating profit
Total operating profit was £6,722 million in the nine months compared with £5,059 million in 2019. The Adjusted operating profit was £7,089 million, flat compared with 2019 at AER and 3% higher at CER on a turnover increase of 4% CER. The Adjusted operating margin of 28.0% was 0.7 percentage points lower at AER, and 0.4 percentage points lower on a CER basis than in 2019. The pro-forma Adjusted operating margin was 28.0%.

The increase in total operating profit reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

The reduction in pro-forma Adjusted operating profit primarily reflected the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, continuing price pressure, particularly in Respiratory, investment in R&D, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Earnings per share
Total EPS was 102.0p, compared with 67.7p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and a one-off benefit in 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 92.6p compared with 99.2p in 2019, down 7% AER, 4% CER, on a 3% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva and partly offset by a reduced effective tax rate.

Cash flow
The net cash inflow from operating activities for the nine months was £4,586 million (2019: £4,567 million) and free cash flow was £2,300 million (2019: £2,474 million). The reduction primarily reflected higher dividends to non-controlling interests and adverse exchange impacts, partly offset by a lower seasonal increase in trade receivables, beneficial timing of payments for returns and rebates, higher proceeds from disposals of intangible assets and improved operating profits.

R&D pipeline

Pipeline news flow highlights since Q2 2020

40 medicines in development, 18 Vaccines

COVID-19

Vaccine collaborations
●
Sanofi and GSK signed a statement of intent to support the COVAX Facility with 200 million doses of adjuvanted, recombinant protein-based COVID-19 vaccine. COVAX is a global collaboration co-led by Gavi, the WHO, and CEPI, and aims to secure successful and equitable access to COVID-19 vaccines worldwide.

●
Sanofi and GSK initiated a Phase I/II clinical trial of COVID-19 adjuvanted recombinant protein-based vaccine candidate. If data are positive, Sanofi and GSK aim to move into a Phase III trial by the end of 2020.

●	Agreement signed with the Government of Canada to supply up to 72 million doses of GSK’s pandemic adjuvant for use in a COVID-19 vaccine, beginning in 2021.
●	Sanofi and GSK confirmed agreement with the European Union to supply up to 300 million doses of adjuvanted COVID-19 vaccine, once the vaccine is approved.
●	Sanofi and GSK selected for Operation Warp Speed to supply United States Government with 100 million doses of COVID-19 vaccine.

VIR-7831/GSK4182136
●
The COMET-ICE study of VIR-7831 (GSK’136) expanded to a global Phase III study following positive evaluation of safety and tolerability data from the Phase II lead-in by an Independent Data Monitoring Committee. Initial Phase III results may be available as early as the end of 2020, results for the primary endpoint are expected Q1 2021.

●
The first patient was dosed in the Phase II/III COMET-ICE study of VIR-7831 (GSK’136), a fully humanised anti-SARS-CoV-2 monoclonal antibody, for the early treatment of COVID-19 in patients who are at high risk of hospitalisation.

Oncology

Zejula (niraparib, PARP inhibitor)
●
The EMA’s Committee for Medicinal Products for Human Use issued a positive opinion recommending approval of Zejula as first-line monotherapy maintenance treatment for women with platinum-responsive advanced ovarian cancer regardless of biomarker status.

Blenrep (GSK2857916, BCMA immunoconjugate)
●	The first patient was dosed in the pivotal second line multiple myeloma study, DREAMM-8, of Blenrep in combination with pomalidomide and dexamethasone.
●	The European Commission approved Blenrep for the treatment of patients with relapsed and refractory multiple myeloma.
●	The US FDA approved Blenrep for the treatment of patients with relapsed and refractory multiple myeloma.

Dostarlimab (TSR-042, PD-1)
●
New data from the GARNET study of dostarlimab in patients with advanced or recurrent DNA mismatch repair deficient (dMMR) or proficient (MMRp) endometrial cancer were presented at ESMO 2020 as a late-breaking presentation.

Bintrafusp alfa (TGF beta trap/ anti-PDL1)
●
Merck KGaA announced on 20 October 2020 that an interim analysis including review by an independent data monitoring committee (IDMC) had previously taken place for the INTR@PID Lung 037 study of bintrafusp alfa vs pembrolizumab. The results of this analysis will not be made public nor will data be published. The study will continue as planned and recruitment has closed at approximately 300 study participants. Having passed futility, the study continues with event-driven PFS and OS analyses.

Bintrafusp alfa (TGF beta trap/ anti-PDL1)/cont.
●	Three-year follow-up data for first-in-class bifunctional immunotherapy bintrafusp alfa targeting TGF-b/PD-L1, in second-line NSCLC, were shared at ESMO 2020.
●	Twenty-eight month follow-up data for bintrafusp alfa in patients with pre-treated biliary tract cancer were shared at ESMO 2020.

GSK3359609 (ICOS receptor agonist)
●
The first patient was dosed in the INDUCE-4 Phase II/III gated study of GSK’609 in combination with pembrolizumab and chemotherapy in patients with recurrent or metastatic head and neck squamous cell carcinoma.

Letetresgene-autoleucel (GSK3377794, NY-ESO-1 TCR)
●	First subject first apheresis for the pivotal study of letetresgene-autoleucel in patients with synovial sarcoma was achieved.

GSK3901961 (NY-ESO-1 CD8 TCR)
●	Generation 2 NY-ESO-1 CD8 TCR was transitioned from pre-clinical to clinical development.

GSK3845097 (NY-ESO-1 TGFbR2 TCR)
●	Generation 2 NY-ESO-1 TGFb TCR was transitioned from pre-clinical to clinical development.

HIV/Infectious diseases

Dovato (dolutegravir + lamivudine)
●
Long-term safety and efficacy data, GEMINI 144-week and TANGO 96-week, for 2-drug regimen Dovato were presented at HIV Glasgow 2020 congress, reinforcing the potential to shift the treatment paradigm to 2-drug regimens for people living with HIV.

Cabotegravir + rilpivirine
●
Positive findings from two studies of investigational, long-acting cabotegravir and rilpivirine, including five-year data showing long-term durability, efficacy, safety and tolerability were presented at IDWeek 2020.

●
The EMAs Committee for Medicinal Products for Human Use issued a positive opinion recommending approval of Vocabria (cabotegravir injection) used in combination with Johnson & Johnson’s Rekambys (rilpivirine injection) for the treatment of HIV.

●	Implementation science study initiated to identify and evaluate approaches to integrating investigational, every-two-month, injectable HIV treatment in European healthcare practices.

Cabotegravir (long acting integrase inhibitor)
●	The first patient was dosed in a Phase I study of cabotegravir 400, an every-three-month, injectable regimen, for the treatment of HIV.

GSK3739937 (maturation inhibitor)
●	The first patient was dosed in a Phase I study of GSK’937 for the treatment of HIV.

GSK3228836 (HBV ASO)
●	Phase IIa data were presented at The Digital International Liver Congress which suggests the potential of investigational drug GSK’836 to suppress hepatitis B virus after four weeks of treatment.
●	The first patient was dosed in the B-Clear monotherapy Phase IIb study of GSK’836 for the treatment of hepatitis B.

GSK3882347 (FimH antagonist)
●	The first patient was dosed in a Phase I study of GSK’347 for the treatment of uncomplicated urinary tract infection.

GSK3494245 (proteasome inhibitor)
●	The first patient was dosed in a Phase I study of GSK’245 for the treatment of visceral leishmaniasis.

Immuno-inflammation

Benlysta (belimumab)
●	The US FDA confirmed the lupus nephritis submission for Benlysta was accepted and granted Priority Review. Regulatory decision expected before the end of 2020.
●
Results from BLISS-LN, the largest controlled Phase III study in patients with active lupus nephritis ever conducted, were published in the New England Journal of Medicine. The study met all primary and key secondary endpoints.

GSK2982772 (RIP1-kinase)
●	The first patient was dosed in a Phase Ib study of GSK’772 for psoriasis.
Respiratory

Trelegy Ellipta (fluticasone furoate / umeclidinium / vilanterol)
●	The US FDA approved Trelegy Ellipta for asthma, becoming the first once-daily single inhaler triple therapy for the treatment of both asthma and COPD in the US.
●	Results from the CAPTAIN study, showing the benefit of Trelegy Ellipta for patients with asthma, were published in The Lancet Respiratory Medicine journal.
●	A complete response letter was received from the US FDA for the inclusion of data on all-cause mortality in the labelling for Trelegy Ellipta in COPD.

Nucala (mepolizumab)
●	The US FDA approved Nucala as the first and only biologic treatment for Hypereosinophilic Syndrome (HES).
●	A regulatory submission was made to the US FDA for Nucala for the treatment of Chronic Rhinosinusitis with Nasal Polyps. Regulatory decision expected in 2021.
●
A regulatory submission was made to the EMA for Nucala for Chronic Rhinosinusitis with Nasal Polyps, Eosinophilic Granulomatosis with Polyangiitis and Hypereosinophilic Syndrome. Regulatory decisions expected in 2021.

GSK3772847 (IL33r antagonist)
●	GSK’874 for moderately severe asthma was terminated due to portfolio prioritisation.

GSK3923868 (PI4K- inhibitor
●	First patient first visit was achieved in a Phase I first time in human study of GSK’868 for the prevention and treatment of viral-induced COPD exacerbations.

Vaccines

Shingrix
●	Approval in EU of Shingrix broadened indication for prevention of herpes zoster in adults aged 18 years and older at increased risk of HZ. Regulatory submission was made to the US FDA.

MenABCWY candidate vaccine
●	The first patient was dosed in the pivotal Phase III study of 5-in-1 meningitis ABCWY vaccine candidate compared to licensed meningococcal vaccines, Bexsero and Menveo.

RSV older adults candidate vaccine
●	Positive data from the Phase I/II older adults RSV candidate vaccine were presented at ID week 2020. Phase III programme expected to start in early 2021.

RSV maternal candidate vaccine
●	Positive data from the Phase I/II maternal RSV candidate vaccine in non-pregnant women were shared at ID week 2020. Phase III trial expected to start by end 2020.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Morris	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 62.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	separation costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 23, 24, 38 and 39.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q3 2020 include three months of results of the former Pfizer consumer healthcare business from 1 July 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q3 2020, calculated applying the exchange rates used in the comparative period, with the results for Q3 2019 adjusted to include the equivalent one month of results of the former Pfizer consumer healthcare business during July 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the nine months to 30 September 2020 are calculated comparing reported results for the nine months to 30 September 2020, calculated applying the exchange rates used in the comparative period, with the results for the nine months to 30 September 2019, adjusted to include the equivalent seven months of results to 31 July 2019 of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period. At 30 September 2020, the liability, which is discounted at 8.5%, stood at £5,572 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months to September 2020 were £648 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 50 and 51 of the Annual Report 2019.

Financial performance – Q3 2020

Total results

The Total results for the Group are set out below.

	Q3 2020 £m	Q3 2019 £m	Growth £%	Growth CER%

Turnover	8,646	9,385	(8)	(3)

Cost of sales	(2,885)	(3,245)	(11)	(8)

Gross profit	5,761	6,140	(6)	-

Selling, general and administration	(2,669)	(2,892)	(8)	(4)
Research and development	(1,140)	(1,206)	(5)	(2)
Royalty income	85	118	(28)	(26)
Other operating expense	(179)	(13)

Operating profit	1,858	2,147	(13)	(2)

Finance income	(3)	32
Finance expense	(195)	(245)
Share of after tax profits of associates and joint ventures	11	17

Profit before taxation	1,671	1,951	(14)	(2)

Taxation	(241)	(235)
Tax rate %	14.4%	12.0%

Profit after taxation	1,430	1,716	(17)	(5)

Profit attributable to non-controlling interests	186	164
Profit attributable to shareholders	1,244	1,552

	1,430	1,716	(17)	(5)

Earnings per share	25.0p	31.4p	(20)	(9)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q3 2020 and Q3 2019 are set out on pages 23 and 24.

	Q3 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	8,646	100	(8)	(3)	(5)

Cost of sales	(2,540)	(29.4)	(9)	(6)	(8)
Selling, general and administration	(2,477)	(28.6)	(11)	(7)	(10)
Research and development	(1,049)	(12.1)	(10)	(6)	(7)
Royalty income	85	0.9	(28)	(26)	(26)

Adjusted operating profit	2,665	30.8	(4)	4	2

Adjusted profit before tax	2,479		(5)	4
Adjusted profit after tax	2,062		(6)	3
Adjusted profit attributable to shareholders	1,775		(7)	1

Adjusted earnings per share	35.6p		(8)	1

Operating profit by business	Q3 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,945	46.4	(2)	4	4
Pharmaceuticals R&D*	(770)		(14)	(10)	(10)

Total Pharmaceuticals	1,175	28.0	8	16	16
Vaccines	899	44.2	(23)	(18)	(18)
Consumer Healthcare	541	22.3	(12)	(2)	(9)

	2,615	30.2	(9)	(1)	(3)
Corporate & other unallocated costs	50

Adjusted operating profit	2,665	30.8	(4)	4	2

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q3 2020

	£m	Growth £%	Growth CER%

Respiratory	978	21	26
HIV	1,216	(4)	-
Immuno-inflammation	193	13	18
Oncology	99	55	58
	2,486	8	12
Established Pharmaceuticals	1,706	(23)	(18)

	4,192	(7)	(3)

US	1,918	(3)	2
Europe	974	(6)	(6)
International	1,300	(14)	(7)

	4,192	(7)	(3)

Pharmaceuticals turnover in the quarter was £4,192 million, down 7% AER, 3% CER, but grew 8% AER, 12% CER excluding the impact of the decline in Established Pharmaceuticals turnover. HIV sales were down 4% AER, flat at CER, to £1,216 million, with growth in Juluca and Dovato offset by Tivicay and Triumeq. Respiratory sales were up 21% AER, 26% CER, to £978 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 23% AER, 18% CER, to £1,706 million.

In the quarter, as expected, results reflect the COVID-19 pandemic environment, with lower levels of new patient prescriptions in US and Europe, reduced market size for allergy and antibiotic products in International and pressure on net prices in US.

In the US, sales declined 3% AER and grew 2% CER. Continued growth of Nucala, Trelegy, Benlysta and the HIV two-drug regimens was partially offset by the decline in Triumeq and Established Pharmaceuticals, including the impact of generic albuterol substitutes.

In Europe, sales declined 6% AER, 6% CER, with growth in Trelegy, Anoro, Nucala and HIV two-drug regimens, more than offset by the impacts of generic competition and a one-off UK Relenza contract last year in the Established Pharmaceuticals portfolio.

International declined 14% AER, 7% CER. In addition to growth from the Respiratory and HIV portfolios, Immuno-inflammation sales were boosted by the launch of Duvroq for patients with anaemia due to chronic kidney disease in Japan. Established Pharmaceutical sales declined, including the impact of a weaker allergy season and generic Avolve in Japan and government mandated changes increasing use of generics in China.

Respiratory
Total Respiratory sales were up 21% AER, 26% CER, with growth from Trelegy, Relvar/Breo and Nucala in all regions. International Respiratory sales grew 26% AER, 33% CER including Nucala, up 39% AER, 45% CER, and Relvar/Breo up 8% AER, 15% CER to £81 million. In Europe, Respiratory grew 13% AER, 13% CER including Nucala growing 11% AER, 11% CER. In the US, Trelegy and Nucala growth continued while Relvar/Breo sales grew 64% AER, 70% CER, including the effect of a prior period RAR adjustment and a stronger US ICS/LABA market in the COVID-19 pandemic environment.

Sales of Nucala were £251 million in the quarter and grew 24% AER, 29% CER, with US sales up 25% AER, 32% CER to £149 million, Europe sales of £59 million grew 11% AER, 11% CER and International sales of £43 million grew 39% AER, 45% CER.

Trelegy sales were up 40% AER, 45% CER to £194 million driven by growth in all regions. In the US, the new asthma indication was approved and launched in the quarter, with sales up 20% AER, 29% CER. In Europe, sales grew 50% AER, 54% CER and in International sales grew to £26 million in the quarter.

Relvar/Breo sales were up 30% AER, 34% CER to £323 million in the quarter. In the US, Relvar/Breo grew 64% AER, 70% CER, benefiting from the effect of a prior period RAR adjustment and a stronger US ICS/LABA market impacted by the COVID-19 pandemic. In Europe and International, Relvar/Breo continued to grow, up 3% AER, 1% CER and 8% AER, 15% CER respectively.

HIV
HIV sales were £1,216 million, down 4% AER, flat at CER in the quarter. The dolutegravir franchise declined 3% AER but grew 1% CER, delivering sales of £1,176 million. The remaining portfolio, with sales of £40 million and 3% of total HIV sales, declined 29% AER, 25% CER and reduced the overall growth of total HIV by one percentage point at AER and at CER.

Sales of dolutegravir products were £1,176 million in the quarter. Tivicay delivered sales of £377 million and declined 15% AER, 10% CER. Triumeq delivered sales of £577 million and declined 11% AER, 8% CER. The two-drug regimens, Juluca and Dovato delivered sales of £222 million in the quarter, with combined growth more than offsetting the decline of the three-drug regimen Triumeq.

In the US, dolutegravir sales declined 5% AER, but were flat at CER and in Europe dolutegravir sales grew 3% AER, 4% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £151 million in the US and £62 million in Europe, with growth more than offsetting the decline in Triumeq. International dolutegravir sales declined 2% AER, but grew 5% CER.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £92 million in the quarter, up 44% AER, 47% CER. Sales comprised £57 million in the US and £33 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in the quarter and reported sales of £8 million.

Immuno-inflammation
Sales of Benlysta in the quarter were up 8% AER, 13% CER to £186 million, including sales of the sub-cutaneous formulation of £93 million up 19% AER, 24% CER.

Duvroq for patients with anaemia due to chronic kidney disease, was launched in Japan in the quarter and reported sales in the International region of £7 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,706 million, down 23% AER, 18% CER.

Established Respiratory products declined 23% AER, 18% CER to £725 million. This includes the impact of generic albuterol substitutes on Ventolin and price pressure on Flovent in the US. Advair/Seretide sales declined 12% AER, 8% CER with all regions impacted by generic competition.

The remainder of the Established Pharmaceuticals portfolio declined by 24% AER, 19% CER to £981 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing use of generics in markets including France and China, and a strong comparator, including a European Relenza contract.

Vaccines turnover

	Q3 2020

	£m	Growth £%	Growth CER%

Meningitis	363	(2)	1
Influenza	445	20	21
Shingles	374	(30)	(25)
Established Vaccines	850	(18)	(15)

	2,032	(12)	(9)

US	1,151	(20)	(17)
Europe	383	(3)	(3)
International	498	6	11

	2,032	(12)	(9)

Vaccines turnover declined 12% AER, 9% CER to £2,032 million, largely driven by the adverse impact of the COVID-19 pandemic on Shingrix, Established vaccines and Meningitis. This decline was partly offset by strong demand and lower expected returns for Influenza vaccine in the US.

Vaccines performance in the third quarter was affected by continued lower demand in some countries due to limited visits to healthcare practitioners and points of vaccination during pandemic conditions. Wellness visits have mostly recovered to prior year levels for paediatrics and adolescents, although US back-to-school vaccinations have been disrupted because schools and universities have delayed or reversed in-person tuition. Adult immunisation rates have improved over the quarter with wellness visits returning to prior year levels in the last month of the quarter.

Lower demand in the quarter was related to COVID-19 pandemic conditions unless stated otherwise.

Meningitis
Meningitis sales declined 2% AER but increased 1% CER to £363 million. Bexsero sales decreased 14% AER, 11% CER to £219 million, reflecting lower demand in the US and International, partly offset by lower US returns and rebates.

Menveo sales declined 2% AER but remained flat at CER to £104 million, primarily driven by lower demand mostly offset by lower returns and rebates in the US together with higher demand and favourable phasing in International.

Influenza
Fluarix/FluLaval sales were £445 million, up 20% AER, 21% CER, primarily reflecting strong sales execution and reversal of prior year returns provision in the US, together with favourable phasing delivery and higher demand in International.

Shingles
Shingrix sales declined 30% AER, 25% CER to £374 million, driven by lower adult wellness visits and vaccination rates in the US. Total US prescriptions for Shingrix reflected a consistent growth trend during the quarter reaching similar levels to the same time last year by quarter-end. In Europe, a strong performance was recorded in Germany due to robust underlying demand. The launch of Shingrix in China also contributed to sales in the quarter.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined 17% AER, 14% CER. Infanrix/Pediarix sales declined 21% AER, 17% CER to £158 million, reflecting lower demand in the US and supply constraints in Europe.

Boostrix sales were down 13% AER, 11% CER to £163 million primarily due to decreased vaccination rates in International and in the US.

Hepatitis vaccines declined 36% AER, 33% CER to £138 million, adversely impacted in the US and Europe by lower demand and travel restrictions, together with competition returning to market in the US.

Synflorix sales declined by 28% AER, 27% CER to £83 million, primarily due to unfavourable phasing in International and lower demand in Emerging Markets.

Rotarix sales were down 21% AER, 18% CER to £132 million, reflecting unfavourable phasing in International and in Emerging Markets together with channel de-stocking in the US.

MMRV vaccines sales grew 26% AER, 30% CER to £72 million, largely driven by improved supply in Europe.

Consumer Healthcare turnover

	Q3 2020

	£m	Growth £%	Growth CER%

Oral health	702	(1)	5
Pain relief	537	2	8
Vitamins, minerals and supplements	353	58	67
Respiratory health	294	(15)	(9)
Digestive health and other	456	7	15
	2,342	5	12

Brands divested/under review	80	(73)	(70)

	2,422	(4)	2

US	785	8	15
Europe	654	(1)	-
International	983	(14)	(5)

	2,422	(4)	2

Pro-forma growth			(6)

On a reported basis, sales declined 4% AER, but grew 2% CER to £2,422 million in the quarter. Reported numbers reflect a full quarter of sales of legacy Pfizer brands sales compared to two months in the third quarter of 2019. Brands divested/under review declined 73% AER,70% CER to £80 million given strong progress on the divestment programme.

On a pro-forma basis, sales declined 6% CER but grew 3% CER, excluding brands divested/under review. Growth in Oral health and Vitamins, minerals and supplements brands was offset by weaker performance in Respiratory health and Pain relief. The previously disclosed reversal of increased retailer stocking ahead of a systems cutover in North America impacted overall growth by approximately two percentage points.

COVID-19 pandemic continues to impact results, with different impacts across categories. In Oral health and in Pain the accelerated purchases from earlier this year have largely unwound. In Respiratory social distancing measures continue to create volatility, especially within cold and flu categories, while Vitamins, minerals and supplements brands continue to benefit from strong demand given increased consumer focus on health and wellness.

Oral health
Oral health sales declined 1% AER but grew 5% CER to £702 million. Sensodyne grew in high single digits with strong performance in the International region, particularly India, partly offset by the impact of the North America systems cutover. There was minimal impact from reversal of accelerated purchases seen in prior quarters. Gum health grew in double digits with broad-based growth, while Denture care declined in low-single digits, reflecting challenging market conditions.

Pain relief
Pain relief grew 2% AER, 8% CER to £537 million. On a pro-forma basis, sales declined in low single digits, largely driven by a decline of Advil, reflecting weakness in the US. The performance of Panadol was impacted by retailer stock movements. This was partly offset by double-digit growth from Voltaren, largely driven by a successful OTC launch in the US.

Vitamins, minerals and supplements
Vitamins, minerals and supplements grew 58% AER, 67% CER to £353 million. On a pro-forma basis, sales continued to grow in the high-teens per cent, with double digit growth for Centrum, Caltrate and Emergen-C. This reflects an ongoing increase in consumer demand for the category, driven by consumer focus on health and wellness, a trend consistent with previous quarters.

Respiratory health
Respiratory health sales declined 15% AER, 9% CER to £294 million. On a pro-forma basis, sales declined in low double-digits, impacted by seasonality in some markets and lower retail sell in ahead of the cold and flu season. This was partly offset by a strong performance from Robitussin, which partly benefited from a successful Naturals innovation.

Digestive health and other
Digestive health and other brands grew 7% AER, 15% CER to £456 million. On a pro-forma basis, sales grew in mid-single digits. Strong performance from Digestive health products was partly offset by a decline in Skin health, which continued to be impacted by lower footfall, reducing impulse purchases in retail stores due to COVID-19.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.4%, 1.2 percentage points lower at AER and 1.9 percentage points lower in CER terms compared with Q3 2019. This primarily reflected the unwind in Q3 2019 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer, partly offset by increased write downs in a number of manufacturing sites.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.4%, 0.3 percentage points lower at AER and 0.9 percentage points lower at CER compared with Q3 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.4%, 1.0 percentage points lower at CER, compared with Q3 2019. This reflected favourable product mix and a favourable comparison to a non-restructuring related write down in a manufacturing site in Q3 2019 in Pharmaceuticals and restructuring savings across all three businesses, partly offset by unfavourable product mix in Vaccines, primarily due to the decline of Shingrix in the US and continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 30.9%, 0.1 percentage points higher at AER but 0.4 percentage points lower at CER compared with Q3 2019. This included increased major restructuring costs and separation costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 28.6%, 0.8 percentage points lower at AER than in Q3 2019 and 1.3 percentage points lower on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 28.6%, 1.5 percentage points lower at CER, compared with Q3 2019.

Adjusted SG&A costs declined 11% AER, 7% CER and 10% CER on a pro-forma basis, which reflected the benefits from restructuring including a one-off benefit in the quarter from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, a favourable comparison to increased costs for a number of legal settlements in Q3 2019, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs, partly offset by increased investment for new launches in Respiratory, HIV and Vaccines.

Research and development
Total R&D expenditure was £1,140 million (13.2% of turnover), down 5% AER, 2% CER, including an increase in impairment charges. Adjusted R&D expenditure was £1,049 million (12.1% of turnover), 10% lower at AER, 6% lower at CER than in Q3 2019. On a pro-forma basis, Adjusted R&D expenditure declined 7% CER compared with Q3 2019.

Pharmaceuticals R&D expenditure was £805 million, down 10% AER, 6% CER, reflecting a benefit in the quarter from recognition of pre-launch inventory following the successful approval of Blenrep for the treatment of multiple myeloma, reduction of spend on the PRIMA study and dostarlimab which filed for approval at the end of 2019 as well as some efficiency savings as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns. This was partly offset by increased investment in Oncology assets such as Blenrep and ICOS as well as increased investment in the progression of key assets in the Specialty and Primary Care Portfolio including otilimab for Rheumatoid Arthritis and two key COVID-19 programmes (otilimab COVID and Vir antibody).

R&D expenditure in Vaccines was £175 million, down 8% AER, 7% CER, reflecting efficiency savings as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £69 million.

Royalty income
Royalty income was £85 million (Q3 2019: £118 million), down 28% AER, 26% CER, primarily reflecting reduced royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £179 million (Q3 2019: £13 million expense) primarily reflected accounting charges of £395 million (Q3 2019: £305 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £339 million (Q3 2019: £255 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in sales forecasts partly offset by changes in exchange rate assumptions as well as the unwind of discounting. These charges were partly offset by milestone income and profits from a number of asset disposals.

Operating profit
Total operating profit was £1,858 million in Q3 2020 compared with £2,147 million in Q3 2019. This reflected higher re-measurement charges on the contingent consideration liabilities and an adverse comparison to an increase in value of shares in Hindustan Unilever Limited in Q3 2019, partly offset by higher asset disposals.

Excluding these and other Adjusting items, Adjusted operating profit was £2,665 million, 4% lower than Q3 2019 at AER but 4% higher at CER on a turnover decrease of 3% CER. The Adjusted operating margin of 30.8% was 1.1 percentage points higher at AER, and 2.2 percentage points higher on a CER basis than in Q3 2019. On a pro-forma basis, Adjusted operating profit was 2% higher at CER on a turnover decrease of 5% CER. The Adjusted pro-forma operating margin of 30.8% was 2.4 percentage points higher on a CER basis than in Q3 2019.

The increase in pro-forma Adjusted operating profit benefited from continued restructuring across the business including a one-off benefit in the quarter from restructuring of post-retirement benefits, a favourable comparison to increased costs for a number of legal settlements in Q3 2019, a benefit in the quarter from recognition of pre-launch inventory on approval of Blenrep, and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q3 2020 amounted to £209 million (Q3 2019: £217 million). This included cash payments made to Shionogi of £203 million (Q3 2019: £206 million).

Operating profit by business
Pharmaceuticals operating profit was £1,175 million, up 8% AER, 16% CER on a turnover decrease of 3% CER. The operating margin of 28.0% was 3.9 percentage points higher at AER than in Q3 2019 and 4.7 percentage points higher on a CER basis. This primarily reflected favourable product mix, a favourable comparison to a non-restructuring related write down in a manufacturing site in Q3 2019, a favourable comparison to increased costs for a number of legal settlements in Q3 2019, a benefit in the quarter from recognition of pre-launch inventory on approval of Blenrep, the continuing benefit of restructuring, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs. This was partly offset by increased investment in new product support and targeted priority markets, the continued impact of lower prices, particularly in Respiratory and increased investment in Oncology R&D and initiation of several COVID-19 programmes.

Vaccines operating profit was £899 million, down 23% AER, 18% CER on a turnover decrease of 9% CER. The operating margin of 44.2% was 6.1 percentage points lower at AER than in Q3 2019 and 5.0 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the significant COVID-19 related sales decline and investment behind key brands.

Consumer Healthcare operating profit was £541 million, down 12% AER, 2% CER on a turnover increase of 2% CER. On a pro-forma basis, operating profit was £541 million, 9% CER lower on a turnover decrease of 6% CER. The operating margin of 22.3% was 1.9 percentage points lower at AER and 0.9 percentage points lower on a CER basis than in Q3 2019. The pro-forma operating margin of 22.3% was 0.9 percentage points lower on a CER basis.

This primarily reflected the impact of divestments as well as increased investment in the quarter following delays in the earlier part of the year due to COVID-19, partially offset by synergy benefits from the Pfizer integration.

Net finance costs
Total net finance costs were £198 million compared with £213 million in Q3 2019. Adjusted net finance costs were £197 million compared with £206 million in Q3 2019. The decrease primarily reflects lower debt levels and favourable refinancing of term debt, partly offset by a fair value expense on interest rate swaps in Q3 2020 and lower interest income on reduced overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £11 million (Q3 2019: £17 million).

Taxation
The charge of £241 million represented an effective tax rate on Total results of 14.4% (Q3 2019: 12.0%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £417 million and represented an effective Adjusted tax rate of 16.8% (Q3 2019: 15.8%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £186 million (Q3 2019: £164 million). The increase was primarily due to the allocation of Consumer Healthcare profits of £114 million (Q3 2019: £47 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, partly offset by reduced allocation of ViiV Healthcare profits of £62 million (Q3 2019: £86 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £287 million (Q3 2019: £275 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £147 million (Q3 2019: £103 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £130 million (Q3 2019: £141 million) and reduced net profits in some of the Group’s other entities with non-controlling interests primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

Earnings per share
Total EPS was 25.0p, compared with 31.4p in Q3 2019. The reduction in EPS primarily reflected higher re-measurement charges on the contingent consideration liabilities and an adverse comparison to an increase in value of shares in Hindustan Unilever Limited in Q3 2019, partly offset by higher asset disposals and improved operating performance.

Adjusted EPS was 35.6p compared with 38.6p in Q3 2019, down 8% AER, but up 1% CER, on a 4% CER increase in Adjusted operating profit reflecting a higher effective tax rate and a higher non-controlling interest allocation of Consumer Healthcare profits.

Currency impact on Q3 2020 results
The results for Q3 2020 are based on average exchange rates, principally £1/$1.30, £1/€1.11 and £1/Yen 138. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.28, £1/€1.10 and £1/Yen 136.

In the quarter, turnover decreased 8% AER, 3% CER. Total EPS was 25.0p compared with 31.4p in Q3 2019. Adjusted EPS was 35.6p compared with 38.6p in Q3 2019, down 8% AER, but up 1% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies relative to Q3 2019. Exchange gains or losses on the settlement of intercompany transactions had a one percentage point negative impact on the negative currency impact of nine percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q3 2020 and Q3 2019 are set out below.

Three months ended 30 September 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,646							8,646
Cost of sales	(2,885)	178	1	163	3			(2,540)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,761	178	1	163	3			6,106

Selling, general and administration	(2,669)			160	(5)	12	25	(2,477)
Research and development	(1,140)	16	60	14		1		(1,049)
Royalty income	85							85
Other operating (expense)/income	(179)			(1)	391	(211)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,858	194	61	336	389	(198)	25	2,665

Net finance costs	(198)			1				(197)
Share of after tax profits of associates and joint ventures	11							11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,671	194	61	337	389	(198)	25	2,479

Taxation	(241)	(37)	(11)	(89)	(72)	38	(5)	(417)
Tax rate %	14.4%							16.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,430	157	50	248	317	(160)	20	2,062
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	186				101			287

Profit attributable to shareholders	1,244	157	50	248	216	(160)	20	1,775
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	25.0p	3.1p	1.0p	5.0p	4.3p	(3.2)p	0.4p	35.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,980							4,980
	––––––––––––							––––––––––––

Three months ended 30 September 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,385						9,385
Cost of sales	(3,245)	191	10	108	151		(2,785)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	6,140	191	10	108	151		6,600

Selling, general and administration	(2,892)		(1)	77	30	18	(2,768)
Research and development	(1,206)	14	17	12		(1)	(1,164)
Royalty income	118						118
Other operating (expense)/income	(13)			2	300	(289)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,147	205	26	199	481	(272)	2,786

Net finance costs	(213)			3		4	(206)
Share of after tax profits of associates and joint ventures	17						17
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,951	205	26	202	481	(268)	2,597

Taxation	(235)	(39)	(6)	(33)	(86)	(12)	(411)
Tax rate %	12.0%						15.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,716	166	20	169	395	(280)	2,186
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	164				111		275

Profit attributable to shareholders	1,552	166	20	169	284	(280)	1,911
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	31.4p	3.4p	0.4p	3.4p	5.7p	(5.7)p	38.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,951						4,951
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q3 2020 were £336 million (Q3 2019: £199 million), analysed as follows:

	Q3 2020			Q3 2019

	Cash £m	Non-cash £m	Total £m	Cash £m		Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	19	25	44	68		45	113
Consumer Healthcare Joint Venture integration programme	106	7	113	104	-	-	104
Separation Preparation restructuring programme	73	109	182	-		-	-
Combined restructuring and integration programme	13	(16)	(3)	(30)		12	(18)

	211	125	336	142		57	199

Cash charges of £73 million under the Separation Preparation programme primarily arose from restructuring of Vaccines manufacturing and R&D functions as well as commercial pharmaceuticals restructuring. Non-cash charges of £109 million were related to write-down of assets in sites in the Pharma Supply Chain.

Cash charges of £106 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

The 2018 major restructuring programme incurred cash charges of £19 million in relation to severance costs for restructuring within central functions and non-cash charges of £25 million for write-downs on disposal of sites.

Total cash payments made in Q3 2020 were £212 million (Q3 2019: £105 million), £28 million for the existing Combined restructuring and integration programme (Q3 2019: £28 million), £45 million (Q3 2019: £39 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £89 million (Q3 2019: £38 million) relating to the Consumer Healthcare Joint Venture integration programme and £50 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	Q3 2020 £m	Q3 2019 £m

Pharmaceuticals	146	47
Vaccines	7	31
Consumer Healthcare	124	125

	277	203
Corporate & central functions	59	(4)

Total Major restructuring costs	336	199

The analysis of Major restructuring charges by Income statement line was as follows:

	Q3 2020 £m	Q3 2019 £m

Cost of sales	163	108
Selling, general and administration	160	77
Research and development	14	12
Other operating expense	(1)	2

Total Major restructuring costs	336	199

The benefit in the quarter from the 2018 major restructuring programme was £nil and the benefit from the Consumer Healthcare Joint Venture integration was £0.1 billion. Given its early stage the benefit from the Separation Preparation restructuring programme was less than £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £389 million (Q3 2019: £481 million). This included a net £395 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2020 £m	Q3 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	339	255
ViiV Healthcare put options and Pfizer preferential dividends	(101)	(10)
Contingent consideration on former Novartis Vaccines business	157	60
Other adjustments	(6)	176

Total transaction-related charges	389	481

The £339 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £105 million unwind of the discount and a £234 million charge primarily from adjustments to sales forecasts including the impact of the results of the cabotegravir for pre-exposure prophylaxis HPTN 083 study, partly offset by updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is valued on a long-term basis. The potential impact of the COVID-19 pandemic remains uncertain and at 30 September 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items also included milestone income and gains from a number of asset disposals and certain other Adjusting items. There was no charge (Q3 2019: £18 million) for significant legal matters arising in the quarter. Significant legal cash payments were £1 million (Q3 2019: £5 million).

Separation costs
From Q2 2020, the Group started to report additional one-time costs to prepare for Consumer Healthcare separation.

Financial performance – nine months 2020

Total results

The Total results for the Group are set out below.

	9 months 2020 £m	9 months 2019 £m	Growth £%	Growth CER%

Turnover	25,360	24,855	2	4

Cost of sales	(8,533)	(8,615)	(1)	-

Gross profit	16,827	16,240	4	6

Selling, general and administration	(8,294)	(7,959)	4	6
Research and development	(3,628)	(3,325)	9	10
Royalty income	227	269	(16)	(16)
Other operating income/(expense)	1,590	(166)

Operating profit	6,722	5,059	33	37

Finance income	39	87
Finance expense	(653)	(706)
Share of after tax profits of associates and joint ventures	39	70

Profit before taxation	6,147	4,510	36	41

Taxation	(598)	(759)
Tax rate %	9.7%	16.8%

Profit after taxation	5,549	3,751	48	53

Profit attributable to non-controlling interests	477	405
Profit attributable to shareholders	5,072	3,346

	5,549	3,751	48	53

Earnings per share	102.0p	67.7p	51	55

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for the nine months 2020 and the nine months 2019 are set out on pages 38 and 39.

	9 months 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	25,360	100	2	4	(2)

Cost of sales	(7,399)	(29.2)	2	4	(3)
Selling, general and administration	(7,793)	(30.7)	3	4	(3)
Research and development	(3,306)	(13.0)	4	5	3
Royalty income	227	0.9	(16)	(16)	(16)

Adjusted operating profit	7,089	28.0	-	3	(3)

Adjusted profit before tax	6,517		(1)	2
Adjusted profit after tax	5,442		-	3
Adjusted profit attributable to shareholders	4,606		(6)	(3)

Adjusted earnings per share	92.6p		(7)	(4)

Operating profit by business	9 months 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	5,849	46.1	(3)	(1)	(1)
Pharmaceuticals R&D*	(2,515)		3	4	4

Total Pharmaceuticals	3,334	26.3	(7)	(5)	(5)
Vaccines	2,022	40.7	(15)	(14)	(14)
Consumer Healthcare	1,828	23.8	27	33	2

	7,184	28.3	(3)	-	(6)
Corporate & other unallocated costs	(95)

Adjusted operating profit	7,089	28.0	-	3	(3)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	9 months 2020

	£m	Growth £%	Growth CER%

Respiratory	2,732	25	26
HIV	3,608	-	1
Immuno-inflammation	521	18	19
Oncology	257	57	57
	7,118	11	12
Established Pharmaceuticals	5,572	(16)	(14)

	12,690	(2)	(1)

US	5,477	1	1
Europe	3,047	(1)	(1)
International	4,166	(7)	(3)

	12,690	(2)	(1)

Pharmaceuticals turnover in the nine months was £12,690 million, down 2% AER, 1% CER, but grew 11% AER, 12% CER excluding the impact of the decline in Established Pharmaceuticals turnover. HIV sales were flat at AER and up 1% CER, to £3,608 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. Respiratory sales were up 25% AER, 26% CER, to £2,732 million, on growth of Trelegy, Nucala and Relvar/Breo. Sales of Established Pharmaceuticals declined 16% AER, 14% CER to £5,572 million.

Towards the end of the first quarter, additional demand related to the COVID-19 pandemic had a positive impact on growth of HIV and Respiratory products. This effect broadly reversed in the second quarter, which also saw lower levels of new patient prescriptions in US and Europe and reduced market demand for allergy and antibiotic products in International and Europe. These effects continue to be seen in the third quarter.

In the US, sales grew 1% AER, 1% CER. Continued growth of Nucala, Trelegy, Benlysta, Zejula and the HIV two-drug regimens was partly offset by the decline in Tivicay, Triumeq and Established Products, including the impact of generic albuterol substitutes.

In Europe, sales declined 1% AER, 1% CER, with growth from Respiratory, HIV and Oncology partly offset by the decline of Established Pharmaceutical sales, impacted by generic competition and lower demand for antibiotics during the COVID-19 pandemic period. Approximately two percentage points of decline are due to the impact of a one-off UK Relenza contract in the comparator.

International declined 7% AER, 3% CER, with Respiratory, HIV and Benlysta growth partly offset by lower Established Pharmaceutical sales. This included the impact of a weaker allergy season and generic competition for Avolve in Japan and government mandated changes increasing the use of generics in China.

Respiratory
Total Respiratory sales were up 25% AER, 26% CER, with strong growth in all regions. International Respiratory sales grew 26% AER, 29% CER including Nucala, up 43% AER 43% CER and Relvar/Breo, up 11% AER, 14% CER to £245 million. In Europe, Respiratory sales grew to £691 million up 21% AER, 22% CER. In the US, Trelegy and Nucala growth continued while Relvar/Breo sales grew 34% AER, 35% CER, including the effect of a prior period RAR adjustment and a stronger US ICS/LABA market in the COVID-19 pandemic environment.

Sales of Nucala were £702 million in the nine months and grew 28% AER, 28% CER, with US sales up 29% AER, 30% CER to £414 million. Europe sales of £175 million grew 17% AER 17% CER and International sales of £113 million grew 43% AER, 43% CER.

Trelegy sales were up 68% AER, 69% CER to £581 million driven by growth in all regions. In the US, the new asthma indication was approved and launched in Q3 2020, with sales up 56% AER, 57% CER to £400 million. In Europe, sales grew 74% AER, 75% CER and in International, sales grew to £61 million in the nine months.

Relvar/Breo sales were up 21% AER, 22% CER to £850 million in the nine months. In the US, Relvar/Breo grew 34% AER, 35% CER, benefiting from the effect of a prior period RAR adjustment and a stronger US ICS/LABA market in the COVID-19 pandemic environment. In Europe and International, Relvar/Breo continued to grow, up 14% AER, 14% CER and 11% AER, 14% CER respectively.

HIV
HIV sales were £3,608 million, flat at AER, up 1% CER in the nine months. The dolutegravir franchise grew 2% AER, 3% CER, delivering sales of £3,477 million. The remaining portfolio, with sales of £131 million and 4% of total HIV sales, declined 24% AER, 24% CER and reduced the overall growth of total HIV by two percentage points at CER.

Sales of dolutegravir products were £3,477 million in the nine months. Tivicay delivered sales of £1,162 million, down 6% AER, 5% CER and Triumeq sales were £1,726 million, down 10% AER, 9% CER. The two-drug regimens, Juluca and Dovato delivered sales of £589 million in the nine months, with combined growth more than offsetting decline in the three-drug regimen, Triumeq.

In the US, dolutegravir sales declined 1% AER, but were flat at CER, and in Europe dolutegravir sales grew 5% AER, 5% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £429 million in the US and £143 million in Europe, with growth offsetting the decline in Triumeq. International continued to grow strongly with total dolutegravir sales growth of 6% AER, 11% CER, driven by Tivicay tender business.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £250 million in the nine months, up 53% AER, 53% CER.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £8 million.

Immuno-inflammation
Sales of Benlysta in the nine months were up 16% AER, 17% CER to £514 million, including sales of the sub-cutaneous formulation of £249 million up 32% AER, 32% CER.

Duvroq for patients with anaemia due to chronic kidney disease was launched in Japan in Q3 2020 and reported sales in the International region of £7 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the nine months were £5,572 million, down 16% AER, 14% CER.

Established Respiratory products declined 15% AER, 13% CER to £2,495 million. Advair/Seretide and Ventolin were impacted by generic substitutes in the US and Europe, and Flovent experienced price pressure in the US. In the International region, allergy sales were impacted by market contraction in Japan.

The remainder of the Established Pharmaceuticals portfolio declined 16% AER, 14% CER to £3,077 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing use of generics in markets including France and China, and a strong comparator, including a European Relenza contract.

Vaccines turnover

	9 months 2020

	£m	Growth £%	Growth CER%

Meningitis	755	(7)	(5)
Influenza	481	19	21
Shingles	1,344	5	6
Established Vaccines	2,390	(18)	(17)

	4,970	(8)	(7)

US	2,612	(13)	(12)
Europe	1,019	(10)	(10)
International	1,339	5	8

	4,970	(8)	(7)

Vaccines turnover declined 8% AER, 7% CER to £4,970 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis, DTPa-containing, Shingrix and Meningitis vaccines, together with the Rabipur and Encepur divestment. This decline was partly offset by higher sales of Influenza vaccines in the US.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates recovered, with paediatric vaccination near pre-COVID levels by the end of Q2 2020, while adolescent and adult immunisations improved at a slower pace. US back-to-school vaccinations have been disrupted because schools and universities have delayed or reversed in-person tuition. Adult immunisation rates have improved during Q3 2020 with wellness visits returning to prior year levels in the last month of the quarter.

Lower demand year-to-date was related to COVID-19 pandemic conditions unless stated otherwise.

Meningitis
Meningitis sales declined 7% AER, 5% CER to £755 million. Bexsero sales declined 13% AER, 11% CER to £491 million, reflecting lower demand in the US and International, partly offset by lower US returns and rebates.

Menveo sales declined 9% AER, 8% CER to £182 million, primarily driven by lower demand partly offset by lower returns and rebates in the US together with higher demand and favourable phasing in International.

In the US, Bexsero maintained and Menveo grew market share.

Influenza
Fluarix/FluLaval sales were £481 million, up 19% AER, 21% CER, primarily reflecting strong sales execution and reversal of prior year returns provision in the US, together with favourable phasing delivery and higher demand in International.

Shingles
Shingrix grew 5% AER, 6% CER to £1,344 million, primarily driven by a strong performance in Europe reflecting robust underlying demand in post-lockdown conditions in Germany. The launch of Shingrix in China also contributed to sales growth. In the US, a decline in demand in Q2 and Q3 2020 due to lower adult wellness visits and vaccination rates was partially offset by strong uptake in Q1 2020 and favourable returns and rebates.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 22% AER, 21% CER. Infanrix/Pediarix sales declined 21% AER, 20% CER to £457 million, reflecting lower demand in the US, unfavourable year-on-year US CDC stockpile movements and supply constraints in Europe.

Boostrix sales were down 23% AER, 22% CER to £351 million primarily due to lower vaccination rates across all regions.

Hepatitis vaccines declined 36% AER, 35% CER to £437 million, adversely impacted in the US and Europe lower demand and travel restrictions, together with competition returning to market in the US.

Synflorix sales declined by 10% AER, 9% CER to £309 million, primarily due to unfavourable phasing in International and lower demand in Emerging Markets.

Rotarix sales declined 1% AER but remained flat at CER to £411 million, reflecting lower demand in the US, mostly offset by higher demand in International.

MMRV vaccines sales grew 13% AER, 15% CER to £183 million, largely driven by improved supply in Europe.

Consumer Healthcare turnover

	9 months 2020

	£m	Growth £%	Growth CER%

Oral health	2,074	3	5
Pain relief	1,677	31	34
Vitamins, minerals and supplements	1,120	>100	>100
Respiratory health	947	14	16
Digestive health and other	1,395	19	22
	7,213	29	32

Brands divested/under review	460	(45)	(43)

	7,673	19	23

US	2,583	52	53
Europe	2,002	9	10
International	3,088	7	13

	7,673	19	23

Pro-forma growth			-

On a reported basis, sales grew 19% AER, 23% CER to £7,673 million in the nine months, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

On a pro-forma basis, sales were flat at CER, but grew 6% CER excluding brands divested/under review. This reflected the continued momentum of our Vitamins, minerals and supplements brands as well as continued strong performance in Oral health.

Oral health
Oral health sales grew 3% AER, 5% CER to £2,074 million. Sensodyne continued to drive performance for the category, reporting high single-digit growth, reflecting the underlying strength of the brand. Growth was supported by new launches including Sensodyne Sensitivity & Gum. Gum health grew in double digits, while Denture care declined in low single digits, largely due to challenging market conditions. Overall growth was impacted by a decline in non-strategic brands.

Pain relief
Pain relief grew 31% AER, 34% CER to £1,677 million. On a pro-forma basis, sales grew in mid-single-digits, driven by Panadol and Voltaren. Panadol growth reflected increased consumption due to the COVID-19 pandemic earlier in the year, while Voltaren performance was largely driven by the successful OTC launch in the US. This was partly offset by weaker performance of Advil in the US.

Vitamins, minerals and supplements
Vitamins, minerals and supplements more than doubled at AER and CER to £1,120 million. On a pro-forma basis, sales continued to grow in the high-teens per cent, with strong performance from Centrum and Emergen-C. This reflects an ongoing increase in consumer demand for the category, driven by consumer focus on health and wellness, a trend consistent with previous quarters.

Respiratory health
Respiratory health sales grew 14% AER, 16% CER to £947 million. On a pro-forma basis, sales grew in low single-digits, driven by Theraflu, Flonase and Robitussin. Theraflu performance benefitted from increased consumption in response to COVID-19. Growth was impacted by weaker performance of Otrivin and other Respiratory brands.

Digestive health and other
Digestive health and other brands grew 19% AER, 22% CER to £1,395 million. On a pro-forma basis, sales grew in low-single digits with growth in Smokers’ health and Digestive health products partly offset by a decline in Skin health products and other non-strategic brands.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.6%, 1.0 percentage points lower at AER and 1.2 percentage points lower in CER terms compared with 2019. This reflected a reduction in the costs of Major restructuring programmes, primarily as a result of lower write downs in a number of manufacturing sites, partly offset by the unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.2%, 0.1 percentage points higher at AER, but flat at CER compared with 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.2%, 0.3 percentage points lower at CER, compared with 2019. This reflected a more favourable product mix in Pharmaceuticals, a further contribution from restructuring savings in Pharmaceuticals and Vaccines and integration savings in Consumer Healthcare, partly offset by adverse product mix in Vaccines and continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.7%, 0.7 percentage points higher at AER and 0.6 percentage points higher at CER compared with 2019. This reflected increased Major restructuring costs and separation costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.7%, 0.2 percentage points higher at AER than in 2019 and 0.1 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 30.7%, 0.1 percentage points lower at CER, compared with 2019.

The growth in Adjusted SG&A costs of 3% AER, 4% CER but reduction of 3% CER on a pro-forma basis reflected the benefits from restructuring including a one-off benefit from restructuring of post-retirement benefits in Q3 2020 and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses. This was partly offset by increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.

Research and development
Total R&D expenditure was £3,628 million (14.3% of turnover), up 9% AER, 10% CER, including an increase in Major restructuring costs and intangible impairments. Adjusted R&D expenditure was £3,306 million (13.0% of turnover), 4% higher at AER, 5% higher at CER than in 2019. On a pro-forma basis, Adjusted R&D expenditure grew 3% CER compared with 2019.

Pharmaceuticals R&D expenditure was £2,580 million, up 5% AER, 6% CER, primarily driven by the significant increase in investment in Oncology, reflecting the progression of a number of key programmes including Blenrep, ICOS and bintrafusp alfa, as well as initiation and progression of COVID-19 treatment programmes (Vir, Otilimab). This has been partly offset by a reduction in investment in research and several Specialty and Primary Care programmes (daprodustat, Trelegy, HIV) as well as efficiency savings as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

R&D expenditure in Vaccines was £508 million, down 5% AER, 4% CER reflecting efficiency savings as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £218 million.

Royalty income
Royalty income was £227 million (2019: £269 million), down 16% AER, 16% CER, primarily reflecting adverse movements in Consumer Healthcare and lower sales of Gardasil.

Other operating income/(expense)
Net other operating income of £1,590 million (2019: £166 million expense) primarily reflected the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, which was after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £1,236 million (2019: £408 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,117 million (2019: £421 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions as well as sales forecasts and the unwind of discounting.

Operating profit
Total operating profit was £6,722 million in the nine months compared with £5,059 million in 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £7,089 million, flat compared with 2019 at AER and 3% higher at CER on a turnover increase of 4% CER. The Adjusted operating margin of 28.0% was 0.7 percentage points lower at AER, and 0.4 percentage points lower on a CER basis than in 2019. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover decrease of 2% at CER. The Adjusted pro-forma operating margin of 28.0% was 0.4 percentage points lower on a CER basis than in 2019.

The reduction in pro-forma Adjusted operating profit reflects the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D including a significant increase in Oncology, partly on the assets from the Tesaro acquisition and initiation of several COVID-19 programmes, continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was offset by reduced promotional and variable spending across all three business as a result of the COVID-19 lockdowns, a one-off benefit in Q3 2020 from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the nine months amounted to £664 million (2019: £660 million). This included cash payments made to Shionogi of £648 million (2019: £645 million).

Operating profit by business
Pharmaceuticals operating profit was £3,334 million, down 7% AER, 5% CER on a turnover decrease of 1% CER. The operating margin of 26.3% was 1.3 percentage points lower at AER than in 2019 and 1.1 percentage points lower on a CER basis. This primarily reflected a significant increase in Oncology R&D as well as the continued impact of lower prices, including the impact of the launch of a generic version of Advair in the US in February 2019, and investment in new product support and targeted priority markets. This was partly offset by the reduced promotional and variable spending as a result of the COVID-19 lockdowns and the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £2,022 million, down 15% AER, 14% CER on a turnover decrease of 7% CER. The operating margin of 40.7% was 3.4 percentage points lower at AER than in 2019 and 3.1 percentage points lower on a CER basis. This was primarily driven by negative operating leverage from the COVID-19 related decline in sales, investment behind key brands and income from one-off settlements in 2019.

Consumer Healthcare operating profit was £1,828 million, up 27% AER, 33% CER on a turnover increase of 23% CER. On a pro-forma basis, operating profit was £1,828 million, 2% CER higher on flat turnover at CER. The operating margin of 23.8% was 1.5 percentage points higher at AER and 1.9 percentage points higher on a CER basis than in 2019. The pro-forma operating margin of 23.8% was 0.5 percentage points higher on a CER basis. The higher margin was driven by higher than normal sales growth in Q1 due to COVID-19, favourable product mix from growth in power brands and synergy delivery from the Pfizer integration. This was partially offset by the impact of divestments and increased targeted promotional investment.

Net finance costs
Total net finance costs were £614 million compared with £619 million in 2019. Adjusted net finance costs were £611 million compared with £613 million in 2019. The decrease primarily reflects reduced interest expense from lower debt levels and refinancing at lower rates offset by reductions in income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries, a fair value gain on interest rate swaps in the 2019 comparator and reduced swap interest income on foreign currency hedges.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £39 million (2019: £70 million). 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £598 million represented an effective tax rate on Total results of 9.7% (2019: 16.8%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,075 million and represented an effective Adjusted tax rate of 16.5% (2019: 16.9%), reflecting cancellation by the UK Government of a reduction in the UK corporation tax rate from 19% to 17% resulting in an increase in the value of balance sheet deferred tax assets.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £477 million (2019: £405 million). The increase was primarily due to an increased allocation of Consumer Healthcare profits of £310 million (2019: £47 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs. This was partly offset by a reduced allocation of ViiV Healthcare profits of £126 million (2019: £290 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £836 million (2019: £562 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £424 million (2019: £103 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £371 million (2019: £391 million), and lower net profits in some of the Group’s other entities with non-controlling interests, primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

Earnings per share
Total EPS was 102.0p, compared with 67.7p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities and a one-off benefit in 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 92.6p compared with 99.2p in 2019, down 7% AER, 4% CER, on a 3% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva and partly offset by a reduced effective tax rate.

Currency impact on nine months 2020 results
The results for the nine months to September 2020 are based on average exchange rates, principally £1/$1.28, £1/€1.13 and £1/Yen 137. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.28, £1/€1.10 and £1/Yen 136.

In the nine months, turnover increased 2% AER, 4% CER. Total EPS was 102.0p compared with 67.7p in 2019. Adjusted EPS was 92.6p compared with 99.2p in 2019, down 7% AER, 4% CER. The adverse currency impact primarily reflected strengthening of Sterling against the US$ and weakness in emerging market currencies relative to 2019. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the adverse currency impact of three percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for the nine months 2020 and the nine months 2019 are set out below.

Nine months ended 30 September 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	25,360							25,360
Cost of sales	(8,533)	529	28	468	109			(7,399)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,827	529	28	468	109			17,961

Selling, general and administration	(8,294)		17	448	(25)	18	43	(7,793)
Research and development	(3,628)	50	176	96				(3,306)
Royalty income	227							227
Other operating income/ (expense)	1,590				1,223	(2,813)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,722	579	221	1,012	1,307	(2,795)	43	7,089

Net finance costs	(614)			2		1		(611)
Share of after tax profits of associates and joint ventures	39							39
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,147	579	221	1,014	1,307	(2,794)	43	6,517

Taxation	(598)	(110)	(39)	(241)	(186)	107	(8)	(1,075)
Tax rate %	9.7%							16.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,549	469	182	773	1,121	(2,687)	35	5,442
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	477				359			836

Profit attributable to shareholders	5,072	469	182	773	762	(2,687)	35	4,606
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	102.0p	9.4p	3.7p	15.5p	15.3p	(54.0)p	0.7p	92.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,974							4,974
	––––––––––––							––––––––––––

Nine months ended 30 September 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	24,855						24,855
Cost of sales	(8,615)	550	27	647	160		(7,231)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,240	550	27	647	160		17,264

Selling, general and administration	(7,959)		5	169	100	87	(7,598)
Research and development	(3,325)	48	30	71		1	(3,175)
Royalty income	269						269
Other operating (expense)/income	(166)			1	415	(250)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,059	598	62	888	675	(162)	7,120

Net finance costs	(619)			4		2	(613)
Share of after tax profits of associates and joint ventures	70						70
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,510	598	62	892	675	(160)	6,577

Taxation	(759)	(115)	(11)	(150)	(139)	63	(1,111)
Tax rate %	16.8%						16.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	3,751	483	51	742	536	(97)	5,466
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	405				157		562

Profit attributable to shareholders	3,346	483	51	742	379	(97)	4,904
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	67.7p	9.8p	1.0p	15.0p	7.7p	(2.0)p	99.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,945						4,945
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in the nine months were £1,012 million (2019: £888 million), analysed as follows:

	9 months 2020			9 months 2019

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	75	195	270	179	549	728
Consumer Healthcare Joint Venture integration programme	245	24	269	135	-	135
Separation Preparation restructuring programme	352	112	464	-	-	-
Combined restructuring and integration programme	13	(4)	9	(8)	33	25

	685	327	1,012	306	582	888

Cash charges of £352 million under the Separation Preparation programme primarily arose from restructuring of Vaccines manufacturing and R&D functions as well as restructuring of commercial pharmaceuticals and some administrative functions. Non-cash charges of £112 million were related to write-down of assets in sites in the Pharma Supply Chain.

Cash charges of £245 million under the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

The 2018 major restructuring programme incurred cash charges of £75 million in relation to severance costs for restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro and non-cash charges of £195 million for write-downs on disposal of sites.

Total cash payments made in the nine months were £543 million (2019: £390 million), £93 million for the existing Combined restructuring and integration programme (2019: £247 million), £145 million (2019: £85 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £224 million (2019: £58 million) relating to the Consumer Healthcare Joint Venture integration programme and £81 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	9 months 2020 £m	9 months 2019 £m

Pharmaceuticals	362	615
Vaccines	203	48
Consumer Healthcare	303	187

	868	850
Corporate & central functions	144	38

Total Major restructuring costs	1,012	888

The analysis of Major restructuring charges by Income statement line was as follows:

	9 months 2020 £m	9 months 2019 £m

Cost of sales	468	647
Selling, general and administration	448	169
Research and development	96	71
Other operating expense	-	1

Total Major restructuring costs	1,012	888

The benefit in the nine months from the 2018 major restructuring programme was £0.2 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion. Given its early stage the benefit from the Separation Preparation restructuring programme was less than £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,307 million (2019: £675 million). This included a net £1,236 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2020 £m	9 months 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	1,117	421
ViiV Healthcare put options and Pfizer preferential dividends	(42)	(81)
Contingent consideration on former Novartis Vaccines business	161	68
Release of fair value uplift on acquired Pfizer inventory	91	-
Other adjustments	(20)	267

Total transaction-related charges	1,307	675

The £1,117 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of a £298 million unwind of the discount and £819 million primarily from updated exchange rate assumptions as well as adjustments to sales forecasts. The £42 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a decrease in the valuation of the put option as a result of adjustments to multiples and sales forecasts partly offset by updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is valued on a long-term basis. The potential impact of the COVID-19 pandemic remains uncertain and at 30 September 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the period of £2,339 million arising from the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Divestments and other items also included milestone income and gains from a number of asset disposals and certain other Adjusting items. A charge of £6 million (2019: £87 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £7 million (2019: £13 million).

Separation costs
From Q2 2020, the Group has started to report additional one-time costs to prepare Consumer Healthcare for separation. These are estimated at £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q3 2020	9 months 2020	9 months 2019

Net cash inflow from operating activities (£m)	861	4,586	4,567
Free cash flow* (£m)	(180)	2,300	2,474
Free cash flow growth (%)	>(100)%	(7)%	4%
Free cash flow conversion* (%)	<-%	45%	74%
Net debt** (£m)	23,882	23,882	28,139

*	Free cash flow and free cash flow conversion are defined on page 62.
**	Net debt is analysed on page 61.

Q3 2020
The net cash inflow from operating activities for the quarter was £861 million (Q3 2019: £2,515 million). The reduction primarily reflected increased trade receivables following lower collections from lower sales in Q2 2020, increased inventory primarily in Vaccines, adverse timing of payments for returns and rebates and taxes and adverse exchange rate impacts partly offset by increased operating profits.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £203 million (Q3 2019: £206 million), of which £178 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash outflow was £180 million for the quarter (Q3 2019: £1,939 million inflow). The reduction primarily reflected a significant increase in trade receivables following lower collections from lower sales in Q2 2020, increased inventory primarily in Vaccines, adverse timing of payments for returns and rebates and taxes, higher dividends to non-controlling interests and increased purchases of intangible assets.

9 months 2020
The net cash inflow from operating activities for the nine months was £4,586 million (2019: £4,567 million). The increase primarily reflected a lower seasonal increase in trade receivables, beneficial timing of payments for returns and rebates and improved operating profits, partly offset by adverse exchange impacts and increased tax payments including tax on disposals.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £648 million (2019: £645 million), of which £566 million was recognised in cash flows from operating activities and £82 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £2,300 million for the nine months (2019: £2,474 million). The reduction primarily reflected higher dividends to non-controlling interests, increased tax payments including tax on disposals and adverse exchange impacts, partly offset by a lower seasonal increase in trade receivables, beneficial timing of payments for returns and rebates, higher proceeds from disposals of intangible assets and improved operating profits.

Net debt
At 30 September 2020, net debt was £23.9 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £28.3 billion and cash and liquid investments of £4.4 billion. Net debt decreased due to the £3.3 billion proceeds from the Horlicks and other Consumer brands disposal including shares in Hindustan Unilever of £2.7 billion and £0.6 billion of other assets, £0.5 billion of other business and asset disposals together with £2.3 billion free cash flow, partly offset by cash divested of £0.5 billion, dividends paid to shareholders of £3.0 billion, £0.4 billion in additional investments and £0.9 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items.

At 30 September 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4.9 billion with loans of £2.7 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for 2020 of 19 pence per share (Q3 2019: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 12 January 2021. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 12 November 2020, with a record date of 13 November 2020 and a payment date of 14 January 2021.

	Paid/ payable	Pence per share	£m

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941
Fourth interim	9 April 2020	23	1,144

		80	3,966

Weighted average number of shares
	Q3 2020 millions	Q3 2019 millions

Weighted average number of shares – basic	4,980	4,951
Dilutive effect of share options and share awards	60	56

Weighted average number of shares – diluted	5,040	5,007

Weighted average number of shares
	9 months 2020 Millions	9 months 2019 millions

Weighted average number of shares – basic	4,974	4,945
Dilutive effect of share options and share awards	60	56

Weighted average number of shares – diluted	5,034	5,001

At 30 September 2020, 4,980 million shares (30 September 2019: 4,952 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.1 million shares under employee share schemes in the quarter for proceeds of £2 million (Q3 2019: £8 million).

At 30 September 2020, the ESOP Trust held 36.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £259 million has been deducted from other reserves. The market value of these shares was £543 million.

At 30 September 2020, the company held 367.7 million Treasury shares at a cost of £5,144 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q3 2020 £m	Q3 2019 £m	9 months 2020 £m	9 months 2019 £m

TURNOVER	8,646	9,385	25,360	24,855

Cost of sales	(2,885)	(3,245)	(8,533)	(8,615)

Gross profit	5,761	6,140	16,827	16,240

Selling, general and administration	(2,669)	(2,892)	(8,294)	(7,959)
Research and development	(1,140)	(1,206)	(3,628)	(3,325)
Royalty income	85	118	227	269
Other operating (expense)/income	(179)	(13)	1,590	(166)

OPERATING PROFIT	1,858	2,147	6,722	5,059

Finance income	(3)	32	39	87
Finance expense	(195)	(245)	(653)	(706)
Share of after tax profits of associates and joint ventures	11	17	39	70

PROFIT BEFORE TAXATION	1,671	1,951	6,147	4,510

Taxation	(241)	(235)	(598)	(759)
Tax rate %	14.4%	12.0%	9.7%	16.8%

PROFIT AFTER TAXATION	1,430	1,716	5,549	3,751

Profit attributable to non-controlling interests	186	164	477	405
Profit attributable to shareholders	1,244	1,552	5,072	3,346

	1,430	1,716	5,549	3,751

EARNINGS PER SHARE	25.0p	31.4p	102.0p	67.7p

Diluted earnings per share	24.7p	31.0p	100.7p	66.9p

Statement of comprehensive income

	Q3 2020 £m	Q3 2019 £m

Profit for the period	1,430	1,716

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(171)	(150)
Fair value movements on cash flow hedges	-	(33)
Reclassification of cash flow hedges to income statement	1	2
Deferred tax on fair value movements on cash flow hedges	1	-

	(169)	(181)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(65)	38
Fair value movements on equity investments	528	52
Deferred tax on fair value movements on equity investments	(102)	3
Re-measurement gains on defined benefit plans	63	(619)
Tax on re-measurement gains on defined benefit plans	(14)	113

	410	(413)

Other comprehensive income/(expense) for the period	241	(594)

Total comprehensive income for the period	1,671	1,122

Total comprehensive income for the period attributable to:
Shareholders	1,550	920
Non-controlling interests	121	202

	1,671	1,122

Statement of comprehensive income

	9 months 2020 £m	9 months 2019 £m

Profit for the period	5,549	3,751

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	189	(195)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	-
Fair value movements on cash flow hedges	(23)	(106)
Reclassification of cash flow hedges to income statement	53	3
Deferred tax on fair value movements on cash flow hedges	(2)	-

	253	(298)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	30	28
Fair value movements on equity investments	713	96
Deferred tax on fair value movements on equity investments	(116)	(27)
Re-measurement losses on defined benefit plans	(382)	(1,192)
Tax on re-measurement losses on defined benefit plans	78	215

	323	(880)

Other comprehensive income/(expense) for the period	576	(1,178)

Total comprehensive income for the period	6,125	2,573

Total comprehensive income for the period attributable to:
Shareholders	5,618	2,140
Non-controlling interests	507	433

	6,125	2,573

Pharmaceuticals turnover – three months ended 30 September 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	978	21	26	576	24	30	225	13	13	177	26	33
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	727	21	26	427	23	29	166	13	13	134	22	30
Anoro Ellipta	140	(2)	3	86	(9)	(4)	35	17	13	19	-	21
Arnuity Ellipta	14	17	33	13	30	30	-	-	-	1	(50)	50
Incruse Ellipta	56	(7)	(2)	33	(3)	3	16	(11)	(6)	7	(13)	(12)
Relvar/Breo Ellipta	323	30	34	169	64	70	73	3	1	81	8	15
Trelegy Ellipta	194	40	45	126	20	29	42	50	54	26	>100	>100

Nucala	251	24	29	149	25	32	59	11	11	43	39	45

HIV	1,216	(4)	-	755	(5)	-	296	1	1	165	(7)	1
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,176	(3)	1	739	(5)	-	284	3	4	153	(2)	5
Tivicay	377	(15)	(10)	220	(18)	(13)	87	(15)	(14)	70	(1)	7
Triumeq	577	(11)	(8)	368	(11)	(6)	135	(12)	(13)	74	(11)	(5)
Juluca	123	22	28	95	14	20	24	50	56	4	>100	100
Dovato	99	>100	>100	56	>100	>100	38	>100	>100	5	>100	>100

Epzicom/Kivexa	7	(63)	(58)	1	-	-	2	(67)	(67)	4	(67)	(58)
Selzentry	23	(8)	(8)	12	(14)	(14)	6	(14)	(14)	5	25	25
Rukobia	3	-	-	3	-	-	-	-	-	-	-	-
Other	7	(42)	(42)	-	-	-	4	(20)	(40)	3	(40)	(20)

Immuno- Inflammation and other specialty	193	13	18	158	5	11	15	25	25	20	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	186	8	13	158	5	11	15	25	25	13	30	40

Oncology	99	55	58	61	61	68	36	35	35	2	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	92	44	47	57	50	55	33	27	27	2	>100	>100
Blenrep	8	-	-	5	-	-	3	-	-	-	-	-

Pharmaceuticals excluding established products	2,486	8	12	1,550	7	13	572	8	8	364	12	19

Established Pharmaceuticals	1,706	(23)	(18)	368	(30)	(26)	402	(21)	(21)	936	(22)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	725	(23)	(18)	256	(30)	(26)	164	(11)	(11)	305	(22)	(13)
Seretide/Advair	368	(12)	(8)	112	(4)	(1)	104	(14)	(14)	152	(16)	(8)
Flixotide/Flovent	92	(46)	(42)	45	(59)	(57)	15	(17)	(17)	32	(26)	(14)
Ventolin	177	(23)	(18)	100	(26)	(22)	25	(7)	(4)	52	(24)	(15)
Avamys/Veramyst	56	(15)	(8)	-	-	-	13	(13)	(13)	43	(16)	(6)
Other Respiratory	32	(40)	(28)	(1)	-	-	7	75	50	26	(46)	(38)

Dermatology	110	(7)	(1)	-	-	-	36	(10)	(13)	74	(5)	5
Augmentin	106	(30)	(24)	-	-	-	30	(21)	(21)	76	(33)	(25)
Avodart	95	(37)	(30)	1	(50)	(50)	36	(29)	(29)	58	(40)	(30)
Imigran/Imitrex	30	(17)	(14)	11	(27)	(27)	12	(8)	(8)	7	(13)	-
Lamictal	125	(15)	(10)	61	(18)	(12)	30	(3)	(3)	34	(19)	(10)
Seroxat/Paxil	38	(10)	(2)	-	-	-	9	(10)	(10)	29	(9)	-
Valtrex	24	(14)	(7)	4	-	-	8	(11)	(11)	12	(20)	(7)
Other	453	(26)	(22)	35	(44)	(46)	77	(41)	(40)	341	(18)	(13)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,192	(7)	(3)	1,918	(3)	2	974	(6)	(6)	1,300	(14)	(7)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – nine months ended 30 September 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	2,732	25	26	1,540	26	27	691	21	22	501	26	29
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	2,030	24	25	1,126	25	26	516	23	23	388	21	25
Anoro Ellipta	396	6	8	237	2	2	103	18	18	56	6	13
Arnuity Ellipta	31	(6)	(3)	26	(7)	(7)	-	-	-	5	-	20
Incruse Ellipta	172	(7)	(6)	96	(12)	(12)	55	-	2	21	-	5
Relvar/Breo Ellipta	850	21	22	367	34	35	238	14	14	245	11	14
Trelegy Ellipta	581	68	69	400	56	57	120	74	75	61	>100	>100

Nucala	702	28	28	414	29	30	175	17	17	113	43	43

HIV	3,608	-	1	2,200	(1)	-	886	3	3	522	1	6
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	3,477	2	3	2,155	(1)	-	848	5	5	474	6	11
Tivicay	1,162	(6)	(5)	642	(12)	(12)	280	(5)	(5)	240	15	21
Triumeq	1,726	(10)	(9)	1,084	(10)	(9)	425	(10)	(10)	217	(8)	(4)
Juluca	356	40	41	279	30	31	69	86	89	8	100	100
Dovato	233	>100	>100	150	>100	>100	74	>100	>100	9	>100	>100

Epzicom/Kivexa	25	(58)	(57)	2	(33)	(33)	7	(61)	(61)	16	(59)	(56)
Selzentry	70	(5)	(4)	35	(13)	(13)	20	(9)	(9)	15	25	33
Rukobia	3	-	-	3	-	-	-	-	-	-	-	-
Other	33	(13)	(21)	5	(44)	(67)	11	(8)	(17)	17	-	-

Immuno- Inflammation and other specialty	521	18	19	437	13	14	41	21	21	43	95	100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	514	16	17	437	13	14	41	21	21	36	64	68

Oncology	257	57	57	156	61	62	99	48	48	2	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	250	53	53	152	57	57	96	45	45	2	-	-
Blenrep	8	-	-	5	-	-	3	-	-	-	-	-

Pharmaceuticals excluding established products	7,118	11	12	4,333	10	11	1,717	12	12	1,068	14	18

Established Pharmaceuticals	5,572	(16)	(14)	1,144	(25)	(24)	1,330	(14)	(14)	3,098	(12)	(9)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	2,495	(15)	(13)	814	(24)	(24)	563	(8)	(8)	1,118	(11)	(7)
Seretide/Advair	1,184	(10)	(8)	361	(9)	(9)	344	(10)	(10)	479	(10)	(7)
Flixotide/Flovent	332	(25)	(23)	149	(41)	(41)	60	(9)	(8)	123	(1)	4
Ventolin	574	(19)	(17)	305	(28)	(27)	87	(2)	(1)	182	(9)	(3)
Avamys/Veramyst	227	(10)	(7)	-	-	-	51	(6)	(6)	176	(11)	(8)
Other Respiratory	178	(16)	(16)	(1)	-	-	21	11	5	158	(18)	(18)

Dermatology	316	(5)	(2)	1	(67)	(67)	104	(13)	(13)	211	-	6
Augmentin	375	(16)	(12)	-	-	-	108	(14)	(13)	267	(16)	(12)
Avodart	370	(15)	(12)	4	-	-	124	(23)	(23)	242	(10)	(6)
Imigran/Imitrex	91	(12)	(11)	36	(18)	(18)	37	(5)	(5)	18	(10)	(5)
Lamictal	397	(6)	(4)	196	(7)	(6)	90	7	7	111	(12)	(8)
Seroxat/Paxil	110	(10)	(7)	-	-	-	27	(4)	(4)	83	(12)	(9)
Valtrex	77	(4)	(1)	11	10	10	24	4	4	42	(11)	(6)
Other	1,341	(23)	(21)	82	(52)	(53)	253	(29)	(29)	1,006	(16)	(13)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	12,690	(2)	(1)	5,477	1	1	3,047	(1)	(1)	4,166	(7)	(3)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 September 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	363	(2)	1	197	(16)	(14)	93	3	3	73	55	68
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	219	(14)	(11)	119	(18)	(17)	87	4	4	13	(50)	(27)
Menveo	104	(2)	-	78	(12)	(10)	4	-	-	22	69	69
Other	40	>100	>100	-	-	-	2	-	-	38	>100	>100

Influenza	445	20	21	379	19	20	33	(3)	(3)	33	74	74
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	445	20	21	379	19	20	33	(3)	(3)	33	74	74

Shingles	374	(30)	(25)	287	(42)	(37)	53	>100	>100	34	48	57
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	374	(30)	(25)	287	(42)	(37)	53	>100	>100	34	48	57

Established Vaccines	850	(18)	(15)	288	(27)	(23)	204	(20)	(20)	358	(6)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	158	(21)	(17)	82	(23)	(19)	40	(27)	(25)	36	(5)	-
Boostrix	163	(13)	(11)	95	(6)	(2)	42	-	(2)	26	(41)	(39)

Hepatitis	138	(36)	(33)	79	(40)	(37)	31	(46)	(44)	28	-	4

Rotarix	132	(21)	(18)	26	(28)	(22)	29	4	7	77	(25)	(23)

Synflorix	83	(28)	(27)	-	-	-	13	18	27	70	(33)	(32)

Priorix, Priorix Tetra, Varilrix	72	26	30	-	-	-	39	70	70	33	(3)	3
Cervarix	49	>100	>100	-	-	-	5	-	-	44	>100	>100
Other	55	(26)	(23)	6	(68)	(68)	5	(86)	(91)	44	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	2,032	(12)	(9)	1,151	(20)	(17)	383	(3)	(3)	498	6	11
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – nine months ended 30 September 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	755	(7)	(5)	323	(20)	(20)	265	2	2	167	11	20
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	491	(13)	(11)	200	(19)	(19)	242	-	-	49	(36)	(21)
Menveo	182	(9)	(8)	123	(22)	(21)	18	50	50	41	28	34
Other	82	74	74	-	-	-	5	-	-	77	83	83

Influenza	481	19	21	381	19	20	33	(3)	(3)	67	37	43
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	481	19	21	381	19	20	33	(3)	(3)	67	37	43

Shingles	1,344	5	6	1,155	(2)	(1)	117	>100	>100	72	6	9
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	1,344	5	6	1,155	(2)	(1)	117	>100	>100	72	6	9

Established Vaccines	2,390	(18)	(17)	753	(31)	(31)	604	(25)	(25)	1,033	2	4
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	457	(21)	(20)	211	(28)	(27)	136	(20)	(19)	110	(5)	(2)
Boostrix	351	(23)	(22)	187	(20)	(19)	104	(15)	(15)	60	(39)	(37)

Hepatitis	437	(36)	(35)	248	(41)	(40)	111	(38)	(37)	78	(6)	(4)

Rotarix	411	(1)	-	84	(21)	(20)	88	5	6	239	5	7

Synflorix	309	(10)	(9)	-	-	-	42	(5)	(2)	267	(11)	(10)

Priorix, Priorix Tetra, Varilrix	183	13	15	-	-	-	95	28	28	88	-	5
Cervarix	95	51	56	-	-	-	14	(13)	(13)	81	72	79
Other	147	(34)	(33)	23	(51)	(55)	14	(89)	(89)	110	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	4,970	(8)	(7)	2,612	(13)	(12)	1,019	(10)	(10)	1,339	5	8
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 September 2020 £m	30 September 2019 £m	31 December 2019 £m
ASSETS
Non-current assets
Property, plant and equipment	10,307	10,668	10,348
Right of use assets	898	1,032	966
Goodwill	10,888	11,046	10,562
Other intangible assets	30,664	32,455	30,955
Investments in associates and joint ventures	396	334	314
Other investments	2,576	1,592	1,837
Deferred tax assets	4,381	3,909	4,096
Derivative financial instruments	4	161	103
Other non-current assets	932	1,058	1,020

Total non-current assets	61,046	62,255	60,201

Current assets
Inventories	6,440	6,776	5,947
Current tax recoverable	567	169	262
Trade and other receivables	7,854	8,173	7,202
Derivative financial instruments	206	518	421
Liquid investments	83	86	79
Cash and cash equivalents	4,283	4,305	4,707
Assets held for sale	448	963	873

Total current assets	19,881	20,990	19,491

TOTAL ASSETS	80,927	83,245	79,692

LIABILITIES
Current liabilities
Short-term borrowings	(4,914)	(8,216)	(6,918)
Contingent consideration liabilities	(776)	(838)	(755)
Trade and other payables	(15,142)	(14,737)	(14,939)
Derivative financial instruments	(127)	(310)	(188)
Current tax payable	(428)	(610)	(629)
Short-term provisions	(792)	(803)	(621)

Total current liabilities	(22,179)	(25,514)	(24,050)

Non-current liabilities
Long-term borrowings	(23,334)	(24,833)	(23,590)
Corporation tax payable	(195)	(273)	(189)
Deferred tax liabilities	(3,917)	(3,914)	(3,810)
Pensions and other post-employment benefits	(3,771)	(3,793)	(3,457)
Other provisions	(782)	(686)	(670)
Derivative financial instruments	(6)	-	(1)
Contingent consideration liabilities	(5,329)	(5,288)	(4,724)
Other non-current liabilities	(789)	(884)	(844)

Total non-current liabilities	(38,123)	(39,671)	(37,285)

TOTAL LIABILITIES	(60,302)	(65,185)	(61,335)

NET ASSETS	20,625	18,060	18,357

EQUITY
Share capital	1,346	1,345	1,346
Share premium account	3,280	3,165	3,174
Retained earnings	7,055	5,265	4,530
Other reserves	2,605	1,997	2,355

Shareholders’ equity	14,286	11,772	11,405

Non-controlling interests	6,339	6,288	6,952

TOTAL EQUITY	20,625	18,060	18,357

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			5,072		5,072	477	5,549
Other comprehensive (expense)/income for the period			(83)	629	546	30	576
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			4,989	629	5,618	507	6,125
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(1,006)	(1,006)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(117)	(117)
Dividends to shareholders			(3,031)		(3,031)		(3,031)
Shares issued	-	28			28		28
Realised after tax profits on disposal of equity investments			260	(260)	-		-
Shares acquired by ESOP Trusts		78	361	(439)	-		-
Write-down on shares held by ESOP Trusts			(320)	320	-		-
Share-based incentive plans			266		266		266
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2020	1,346	3,280	7,055	2,605	14,286	6,339	20,625
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Adjustment to non-controlling interest			(579)		(579)	579	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
As revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672
Implementation of IFRS16			(93)		(93)		(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the period			3,346		3,346	405	3,751
Other comprehensive (expense)/income for the period			(1,171)	(35)	(1,206)	28	(1,178)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			2,175	(35)	2,140	433	2,573
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(313)	(313)
Changes in non-controlling interests						10	10
Dividends to shareholders			(3,012)		(3,012)		(3,012)
Recognition of interest in Consumer Healthcare Joint Venture			8,082		8,082	6,846	14,928
Shares issued	-	41			41		41
Realised profits on disposal of equity investments			(4)	4			-
Shares acquired by ESOP Trusts		33	295	(328)			-
Write-down on shares held by ESOP Trusts			(295)	295			-
Share-based incentive plans			254		254		254
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2019	1,345	3,165	4,686	1,997	11,193	6,867	18,060
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – nine months ended 30 September 2020

	9 months 2020 £m	9 months 2019 £m

Profit after tax	5,549	3,751
Tax on profits	598	759
Share of after tax profits of associates and joint ventures	(39)	(70)
Net finance expense	614	619
Depreciation, amortisation and other adjusting items	(330)	2,472
Increase in working capital	(1,444)	(1,477)
Contingent consideration paid	(573)	(577)
Increase in other net liabilities (excluding contingent consideration paid)	1,547	149

Cash generated from operations	5,922	5,626
Taxation paid	(1,336)	(1,059)

Net cash inflow from operating activities	4,586	4,567

Cash flow from investing activities
Purchase of property, plant and equipment	(712)	(785)
Proceeds from sale of property, plant and equipment	35	86
Purchase of intangible assets	(682)	(613)
Proceeds from sale of intangible assets	637	88
Purchase of equity investments	(396)	(239)
Proceeds from sale of equity investments	3,134	51
Purchase of businesses, net of cash acquired	9	(3,548)
Contingent consideration paid	(91)	(83)
Disposal of businesses	234	(2)
Investment in associates and joint ventures	(1)	(6)
Interest received	33	66
Increase/(decrease) in liquid investments	(1)	1
Dividends from associates and joint ventures	14	-

Net cash inflow/(outflow) from investing activities	2,213	(4,984)

Cash flow from financing activities
Issue of share capital	28	41
Increase in short-term loans	-	4,350
Increase in long-term loans	2,333	4,822
Repayment of short-term loans	(5,824)	(4,253)
Repayment of lease liabilities	(166)	(159)
Purchase of non-controlling interests	-	(7)
Interest paid	(517)	(539)
Dividends paid to shareholders	(3,031)	(3,012)
Distributions to non-controlling interests	(1,006)	(313)
Contributions from non-controlling interests	3	-
Other financing items	223	(11)

Net cash (outflow)/inflow from financing activities	(7,957)	919

(Decrease)/increase in cash and bank overdrafts in the period	(1,158)	502

Cash and bank overdrafts at beginning of the period	4,831	4,087
Exchange adjustments	(17)	20
(Decrease)/increase in cash and bank overdrafts	(1,158)	502

Cash and bank overdrafts at end of the period	3,656	4,609

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,283	4,305
Cash and cash equivalents reported in assets held for sale	-	519

	4,283	4,824
Overdrafts	(627)	(215)

	3,656	4,609

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q3 2020 £m	Q3 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	4,192	4,531	(7)	(3)
Vaccines	2,032	2,308	(12)	(9)
Consumer Healthcare	2,422	2,526	(4)	2

	8,646	9,365	(8)	(3)
Corporate and other unallocated turnover	-	20

Total turnover	8,646	9,385	(8)	(3)

Operating profit by segment

	Q3 2020 £m	Q3 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	1,945	1,986	(2)	4
Pharmaceuticals R&D	(770)	(893)	(14)	(10)

Pharmaceuticals including R&D	1,175	1,093	8	16
Vaccines	899	1,162	(23)	(18)
Consumer Healthcare	541	613	(12)	(2)

Segment profit	2,615	2,868	(9)	(1)
Corporate and other unallocated costs	50	(82)

Adjusted operating profit	2,665	2,786	(4)	4
Adjusting items	(807)	(639)

Total operating profit	1,858	2,147	(13)	(2)

Finance income	(3)	32
Finance costs	(195)	(245)
Share of after tax profits of associates and joint ventures	11	17

Profit before taxation	1,671	1,951	(14)	(2)

Turnover by segment

	9 months 2020 £m	9 months 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	12,690	12,996	(2)	(1)
Vaccines	4,970	5,415	(8)	(7)
Consumer Healthcare	7,673	6,424	19	23

	25,333	24,835	2	4
Corporate and other unallocated turnover	27	20

Total turnover	25,360	24,855	2	4

Operating profit by segment

	9 months 2020 £m	9 months 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	5,849	6,029	(3)	(1)
Pharmaceuticals R&D	(2,515)	(2,442)	3	4

Pharmaceuticals including R&D	3,334	3,587	(7)	(5)
Vaccines	2,022	2,388	(15)	(14)
Consumer Healthcare	1,828	1,434	27	33

Segment profit	7,184	7,409	(3)	-
Corporate and other unallocated costs	(95)	(289)

Adjusted operating profit	7,089	7,120	-	3
Adjusting items	(367)	(2,061)

Total operating profit	6,722	5,059	33	37

Finance income	39	87
Finance costs	(653)	(706)
Share of after tax profits of associates and joint ventures	39	70

Profit before taxation	6,147	4,510	36	41

Legal matters
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2019 and the ‘Legal Matters’ notes in subsequent quarterly results. At 30 September 2020, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 22) was £0.3 billion (31 December 2019: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments since the date of the Annual Report 2019 and the Q2 2020 results.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2020, and should be read in conjunction with the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2019.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2019 were published in the Annual Report 2019, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. Up to the date of this report, the pandemic has, as anticipated, impacted the Group performance during the nine months to September 2020 primarily in demand for Vaccines as a result of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We continue to monitor the situation closely, as this is clearly a very dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including the potential impacts on trading results, our clinical trials, our supply continuity and our employees. The situation could change at any time and there can be no assurance that COVID-19 will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2020	Q3 2019	9 months 2020	9 months 2019	2019

Average rates:
US$/£	1.30	1.23	1.28	1.27	1.28
Euro/£	1.11	1.11	1.13	1.13	1.14
Yen/£	138	133	137	139	139

Period-end rates:
US$/£	1.28	1.23	1.28	1.23	1.32
Euro/£	1.10	1.13	1.10	1.13	1.18
Yen/£	136	133	136	133	143

During Q3 2020 average Sterling exchange rates were stronger against the US Dollar and the Yen, but flat against the Euro compared with the same period in 2019. During the nine months ended 30 September 2020, average Sterling exchange rates were stronger against the US Dollar, flat against the Euro, but weaker against the Yen compared with the same period in 2019. Period-end Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro compared with the 2019 period-end rates.

Net assets
The book value of net assets increased by £2,268 million from £18,357 million at 31 December 2019 to £20,625 million at 30 September 2020. This primarily reflected the Total profit for the period exceeding the re-measurement losses on defined benefit plans and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 30 September 2020 was £396 million (31 December 2019: £314 million), with a market value of £340 million (31 December 2019: £396 million).

At 30 September 2020, the net deficit on the Group’s pension plans was £2,296 million compared with £1,921 million at 31 December 2019. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.0% to 1.6%, and US pension liabilities from 3.2% to 2.5%, partly offset by higher UK assets and a decrease in the UK inflation rate from 3.0% to 2.9%. The Group continues to monitor and review the pension asset portfolios in response to the pandemic given the elevated uncertainty inherent for valuations particularly for the property asset class.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £969 million (31 December 2019: £1,011 million).

Contingent consideration amounted to £6,105 million at 30 September 2020 (31 December 2019: £5,479 million), of which £5,572 million (31 December 2019: £5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £493 million (31 December 2019: £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2020, £741 million (31 December 2019: £730 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	1,117	1,290
Cash payments: operating cash flows	(566)	(573)
Cash payments: investing activities	(82)	(91)

Contingent consideration at end of the period	5,572	6,105

9 months 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	421	500
Cash payments: operating cash flows	(572)	(577)
Cash payments: investing activities	(73)	(83)

Contingent consideration at end of the period	5,713	6,126

Contingent liabilities
There were contingent liabilities at 30 September 2020 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 58.

Reconciliation of cash flow to movements in net debt

	9 months 2020 £m	9 months 2019 £m

Net debt, as previously reported	(25,215)	(21,621)
Implementation of IFRS 16	-	(1,303)

Net debt at beginning of the period, as adjusted	(25,215)	(22,924)

Increase in cash and bank overdrafts	(1,158)	502
Increase/(decrease) in liquid investments	1	(1)
Net decrease/(increase) in short-term loans	5,824	(97)
Increase in long-term loans	(2,333)	(4,822)
Repayment of lease liabilities	166	159
Debt of subsidiary undertakings acquired	-	(518)
Exchange adjustments	(1,084)	(406)
Other non-cash movements	(83)	(32)

Decrease/(increase) in net debt	1,333	(5,215)

Net debt at end of the period	(23,882)	(28,319)

Net debt analysis

	30 September 2020 £m	30 September 2019 £m	31 December 2019 £m

Liquid investments	83	86	79
Cash and cash equivalents	4,283	4,305	4,707
Cash and cash equivalents reported in assets held for sale	-	519	507
Short-term borrowings	(4,914)	(8,216)	(6,918)
Long-term borrowings	(23,334)	(24,833)	(23,590)

Net debt at end of the period	(23,882)	(28,139)	(25,215)

Free cash flow reconciliation

	Q3 2020 £m	9 months 2020 £m	9 months 2019 £m

Net cash inflow from operating activities	861	4,586	4,567
Purchase of property, plant and equipment	(292)	(712)	(785)
Proceeds from sale of property, plant and equipment	23	35	86
Purchase of intangible assets	(356)	(682)	(613)
Proceeds from disposals of intangible assets	1	637	88
Net finance costs	(34)	(484)	(473)
Dividends from joint ventures and associates	-	14	-
Contingent consideration paid (reported in investing activities)	(29)	(91)	(83)
Distributions to non-controlling interests	(354)	(1,006)	(313)
Contributions from non-controlling interests	-	3	-

Free cash flow	(180)	2,300	2,474

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 61.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q3 2020 include three months of results of the former Pfizer consumer healthcare business from 1 July 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the quarter are calculated comparing reported results for Q3 2020, calculated applying the exchange rates used in the comparative period, with the results for Q3 2019 adjusted to include the equivalent one month of results of the former Pfizer consumer healthcare business during July 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the nine months to 30 September 2020 are calculated comparing reported results for the nine months to 30 September 2020, calculated applying the exchange rates used in the comparative period, with the results for the nine months to 30 September 2019, adjusted to include the equivalent seven months of results to 31 July 2019 of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2020 guidance
The COVID-19 pandemic has impacted Group performance, particularly in the Vaccines business, during the first nine months of 2020. During the third quarter we have seen a recovery in vaccination rates, including adult immunisation rates in the United States returning to prior year levels in the last month of the quarter.

This improvement, coupled with strong commercial execution of key growth products and disciplined cost control, mean we are on track to deliver within our earnings guidance range, with 2020 Adjusted EPS now expected to be at the lower end of the -1% to -4% range at CER. Achieving this guidance is supported by the expectation of sustained recovery of adult immunisation rates, particularly in Shingrix.

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020. On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range. These outlooks are based on 2015 exchange rates.

Assumptions related to 2020 guidance and 2016-2020 outlook
In outlining the expectations for 2020 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to the end of 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assumed no material changes in the macro-economic and healthcare environment over the period. The 2020 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017, the new Major restructuring plan announced on 25 July 2018, the Consumer Healthcare Joint Venture integration programme and the new Separation Preparation programme. They also assume that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in Q3 2020 relative to the position in Q3 2019 as if, for the purposes of the Q3 2019 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, one month of results of the former Pfizer consumer healthcare business were included in Q3 2019. Similarly, pro-forma growth rates have been provided to illustrate the position for the nine months to 30 September 2020 relative to the position for the nine months to 30 September 2019 as if, for the purposes of the nine months to 30 September 2019 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, seven months of results of the former Pfizer consumer healthcare business were included in the nine months to 30 September 2019. The results of the former Pfizer consumer healthcare business included for Q3 2019 and the nine months to 30 September 2019 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for Q3 2020 and the nine months to 30 September 2020 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2020.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2020 on pages 46 to 48;
●	the balance sheet as at 30 September 2020 on page 53;
●	the statement of changes in equity for the nine month period then ended on page 54;
●	the cash flow statement for the nine month period then ended on page 55; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 56 to 61 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 56 to 61, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2019, which was prepared in accordance with IFRS as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2020 are not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 59.

Deloitte LLP
Statutory Auditor
London, United Kingdom
28 October 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 28, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc